UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Unaudited Condensed

Consolidated Interim

Financial Statements

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

As of June 30, 2023, with the independent registered public accounting firm report

1

INDEX

Petróleo Brasileiro S.A. – Petrobras

Unaudited Condensed Consolidated Statements of Financial Position	3
Unaudited Condensed Consolidated Statements of Income	4
Unaudited Condensed Consolidated Statements of Comprehensive Income	5
Unaudited Condensed Consolidated Statements of Cash Flows	6
Unaudited Condensed Consolidated Statements of Changes In Shareholders’ Equity	7
1. Basis of preparation	8
2. Summary of significant accounting policies	8
3. Cash and cash equivalents and marketable securities	8
4. Sales revenues	9
5. Costs and expenses by nature	10
6. Other income and expenses	10
7. Net finance income (expense)	10
8. Information by operating segment	11
9. Trade and other receivables	17
10. Inventories	18
11. Trade payables	18
12. Taxes	19
13. Employee benefits	21
14. Provisions for legal proceedings, judicial deposits and contingent liabilities	25
15. Provision for decommissioning costs	29
16. Other assets and liabilities	30
17. Property, plant and equipment	30
18. Intangible assets	32
19. Impairment	33
20. Exploration and evaluation of oil and gas reserves	34
21. Collateral for crude oil exploration concession agreements	35
22. Investments	35
23. Disposal of assets and other transactions	35
24. Finance debt	37
25. Lease liabilities	40
26. Equity	41
27. Risk management	44
28. Related party transactions	49
29. Supplemental information on statement of cash flows	51
30. Subsequent events	52
Report of Independent Registered Public Accounting Firm	54

2

Unaudited Condensed Consolidated Statements of Financial Position

PETROBRAS

As of June 30, 2023 and December 31, 2022 (Expressed in millions of US Dollars, unless otherwise indicated)

Assets	Note	06.30.2023	12.31.2022

Cash and cash equivalents	3	10,351	7,996
Marketable securities	3	2,304	2,773
Trade and other receivables	9	4,366	5,010
Inventories	10	8,143	8,779
Recoverable income taxes	12	203	165
Other recoverable taxes	12	1,116	1,142
Others	16	1,505	1,777
		27,988	27,642
Assets classified as held for sale	23	402	3,608
Current assets		28,390	31,250

Trade and other receivables	9	2,003	2,440
Marketable securities	3	3,192	1,564
Judicial deposits	14	13,335	11,053
Deferred income taxes	12	671	832
Other recoverable taxes	12	4,270	3,778
Others	16	2,000	1,553
Long-term receivables		25,471	21,220
Investments	22	1,644	1,566
Property, plant and equipment - PP&E	17	146,632	130,169
Intangible assets	18	3,387	2,986
Non-current assets		177,134	155,941

Total assets		205,524	187,191

Liabilities	Note	06.30.2023	12.31.2022

Trade payables	11	5,430	5,464
Finance debt	24	4,129	3,576
Lease liability	25	6,209	5,557
Income taxes payable	12	570	2,883
Other taxes payable	12	3,276	3,048
Dividends payable	26	6,396	4,171
Employee benefits	13	2,198	2,215
Others	16	2,825	3,001
		31,033	29,915
Liabilities related to assets classified as held for sale	23	424	1,465
Current liabilities		31,457	31,380

Finance debt	24	25,099	26,378
Lease liability	25	22,534	18,288
Income taxes payable	12	315	302
Deferred income taxes	12	11,100	6,750
Employee benefits	13	11,976	10,675
Provisions for legal proceedings	14	3,529	3,010
Provision for decommissioning costs	15	20,103	18,600
Others	16	2,161	1,972
Non-current liabilities		96,817	85,975
Current and non-current liabilities		128,274	117,355

Share capital (net of share issuance costs)	26	107,101	107,101
Capital reserve and capital transactions		1,144	1,144
Profit reserves		67,776	66,434
Accumulated other comprehensive (deficit)		(99,103)	(105,187)
Attributable to the shareholders of Petrobras		76,918	69,492
Non-controlling interests		332	344
Equity		77,250	69,836

Total liabilities and equity		205,524	187,191
The notes form an integral part of these unaudited condensed consolidated interim financial statements.

3

Unaudited Condensed Consolidated Statements of Income

PETROBRAS

Three and six-month periods ended June 30, 2023 and 2022 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Jun/2023	Jan-Jun/2022	Apr-Jun/2023	Apr-Jun/2022

Sales revenues	4	49,750	61,892	22,979	34,703
Cost of sales	5	(24,000)	(28,019)	(11,342)	(15,240)
Gross profit		25,750	33,873	11,637	19,463

Income (expenses)
Selling expenses	5	(2,421)	(2,425)	(1,200)	(1,247)
General and administrative expenses	5	(745)	(622)	(388)	(323)
Exploration costs	20	(348)	(123)	(191)	(44)
Research and development expenses		(326)	(426)	(172)	(220)
Other taxes		(529)	(152)	(329)	(93)
Impairment of assets	19	(404)	(167)	(401)	(168)
Other income and expenses, net	6	(946)	1,867	(478)	2,189
		(5,719)	(2,048)	(3,159)	94

Income before net finance expense, results of equity-accounted investments and income taxes		20,031	31,825	8,478	19,557

Finance income		981	881	516	619
Finance expenses		(1,712)	(1,716)	(868)	(959)
Foreign exchange gains (losses) and inflation indexation charges		88	(1,767)	331	(2,858)
Net finance expense	7	(643)	(2,602)	(21)	(3,198)

Results of equity-accounted investments	22	13	341	(22)	(9)

Net income before income taxes		19,401	29,564	8,435	16,350

Income taxes	12	(6,172)	(9,875)	(2,576)	(5,309)

Net income for the period		13,229	19,689	5,859	11,041
Net income attributable to shareholders of Petrobras		13,169	19,615	5,828	11,010
Net income attributable to non-controlling interests		60	74	31	31
Basic and diluted earnings per common and preferred share - in U.S. dollars	26	1.01	1.50	0.45	0.84

The notes form an integral part of these unaudited condensed consolidated interim financial statements.

4

Unaudited Condensed Consolidated Statements of Comprehensive Income

PETROBRAS

Three and six-month periods ended June 30, 2023 and 2022 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Jun/2023	Jan-Jun/2022	Apr-Jun/2023	Apr-Jun/2022
Net income for the period		13,229	19,689	5,859	11,041

Items that will not be reclassified to the statement of income:

Actuarial losses on post-employment defined benefit plans	13
Recognized in equity		(109)	−	−	−
Deferred income tax		37	−	−	−
		(72)	−	−	−

Items that may be reclassified subsequently to the statement of income:

Unrealized gains (losses) on cash flow hedge - highly probable future exports	27
Recognized in equity		4,872	5,073	3,404	(6,523)
Reclassified to the statement of income		2,232	2,488	1,078	1,108
Deferred income tax		(2,417)	(2,571)	(1,525)	1,841
		4,687	4,990	2,957	(3,574)

Translation adjustments (1)
Recognized in equity		1,285	614	716	(4,283)

Share of other comprehensive income (loss) in equity-accounted investments	22
Recognized in equity		206	145	117	(105)

Other comprehensive income (loss)		6,106	5,749	3,790	(7,962)

Total comprehensive income		19,335	25,438	9,649	3,079
Comprehensive income attributable to shareholders of Petrobras		19,253	25,341	9,601	3,102
Comprehensive income attributable to non-controlling interests		82	97	48	(23)
(1) It includes cumulative translation adjustments in associates and joint ventures.
The notes form an integral part of these unaudited condensed consolidated interim financial statements.

5

Unaudited Condensed Consolidated Statements of Cash Flows

PETROBRAS

Six-month periods ended June 30, 2023 and 2022(Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Jun/2023	Jan-Jun/2022
Cash flows from operating activities
Net income for the period		13,229	19,689
Adjustments for:
Pension and medical benefits - actuarial losses	13	759	633
Results of equity-accounted investments	22	(13)	(341)
Depreciation, depletion and amortization	29	6,173	6,630
Impairment of assets (reversals)		404	167
Inventory write-back to net realizable value	10	6	3
Allowance for credit loss on trade and other receivables		34	39
Exploratory expenditure write-offs	20	38	94
Disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA		(1,187)	(846)
Foreign exchange, indexation and finance charges		847	2,882
Income taxes	12	6,172	9,875
Revision and unwinding of discount on the provision for decommissioning costs	15	443	295
PIS and COFINS recovery - exclusion of ICMS (VAT tax) from the basis of calculation		−	(4)
Results from co-participation agreements in bid areas		(28)	(2,872)
Early termination and cash outflows revision of lease agreements		(258)	(401)
Losses with legal, administrative and arbitration proceedings, net	6	531	557
Decrease (Increase) in assets
Trade and other receivables		1,175	57
Inventories		1,080	(2,034)
Judicial deposits		(782)	(859)
Other assets		275	(652)
Increase (Decrease) in liabilities
Trade payables		(291)	(141)
Other taxes payable		(964)	(981)
Pension and medical benefits		(451)	(1,689)
Provisions for legal proceedings		(219)	(178)
Other employee benefits		(216)	(366)
Provision for decommissioning costs		(338)	(278)
Other liabilities		(128)	627
Income taxes paid		(6,302)	(5,102)
Net cash provided by operating activities		19,989	24,804
Cash flows from investing activities
Acquisition of PP&E and intangible assets		(5,335)	(4,073)
Acquisition of equity interests		(17)	(19)
Proceeds from disposal of assets - Divestment		3,461	3,378
Financial compensation from co-participation agreements		391	5,213
Investment in marketable securities		(468)	(2,108)
Dividends received		69	242
Net cash (used in) provided by investing activities		(1,899)	2,633
Cash flows from financing activities
Changes in non-controlling interest		(50)	(17)
Proceeds from finance debt	24	62	330
Repayment of principal - finance debt	24	(1,482)	(5,477)
Repayment of interest - finance debt	24	(1,004)	(916)
Repayment of lease liability	25	(2,862)	(2,682)
Dividends paid to Shareholders of Petrobras		(10,397)	(12,429)
Dividends paid to non-controlling interests		(48)	(58)
Net cash used in financing activities		(15,781)	(21,249)
Effect of exchange rate changes on cash and cash equivalents		46	(374)
Net change in cash and cash equivalents		2,355	5,814
Cash and cash equivalents at the beginning of the period		7,996	10,480

Cash and cash equivalents at the end of the period		10,351	16,294
The notes form an integral part of these unaudited condensed consolidated interim financial statements.

6

Unaudited Condensed Consolidated Statements of Changes In Shareholders’ Equity

PETROBRAS

Six-month periods ended June 30, 2023 and 2022 (Expressed in millions of US Dollars, unless otherwise indicated)

	Share capital (net of share issuance costs)			Accumulated other comprehensive income (deficit) and deemed cost				Profit Reserves
	Share Capital	Share issuance costs	Capital reserve, Capital Transactions and Treasury shares	Cumulative translation adjustments	Cash flow hedge - highly probable future exports	Actuarial gains (losses) on defined benefit pension plans	Other comprehensive income (loss) and deemed cost	Legal	Statutory	Tax incentives	Profit retention	Additional dividends proposed	Retained earnings (losses)	Equity attributable to shareholders of Petrobras	Non-controlling interests	Total consolidated equity
Balance at December 31, 2021	107,380	(279)	1,143	(75,122)	(24,169)	(11,205)	(1,152)	9,769	3,084	1,220	52,050	6,688	−	69,407	405	69,812
		107,101	1,143				(111,648)					72,811	−	69,407	405	69,812
Capital transactions	−	−	1	−	−	−	−	−	−	−	−	−	−	1	(18)	(17)
Net income	−	−	−	−	−	−	−	−	−	−	−	−	19,615	19,615	74	19,689
Other comprehensive income (loss)	−	−	−	591	4,990	−	145	−	−	−	−	−	−	5,726	23	5,749
Appropriations:
Dividends	−	−	−	−	−	−	−	−	−	−	(1,503)	(6,688)	(8,180)	(16,371)	(45)	(16,416)
Balance at June 30, 2022	107,380	(279)	1,144	(74,531)	(19,179)	(11,205)	(1,007)	9,769	3,084	1,220	50,547	−	11,435	78,378	439	78,817
		107,101	1,144				(105,922)					64,620	11,435	78,378	439	78,817

Balance at December 31, 2022	107,380	(279)	1,144	(74,171)	(17,507)	(12,576)	(933)	11,574	3,281	1,677	43,038	6,864	−	69,492	344	69,836
		107,101	1,144				(105,187)					66,434	−	69,492	344	69,836
Capital transactions	−	−	−	−	−	−	−	−	−	−	−	−	−	−	(49)	(49)
Net income	−	−	−	−	−	−	−	−	−	−	−	−	13,169	13,169	60	13,229
Other comprehensive income (loss)	−	−	−	1,263	4,687	(72)	206	−	−	−	−	−	−	6,084	22	6,106
Expired unclaimed dividends	−	−	−	−	−	−	−	−	−	−	−	−	7	7	−	7
Appropriations:
Dividends	−	−	−	−	−	−	−	−	−	−	−	(6,864)	(4,970)	(11,834)	(45)	(11,879)
Balance at June 30, 2023	107,380	(279)	1,144	(72,908)	(12,820)	(12,648)	(727)	11,574	3,281	1,677	43,038	−	8,206	76,918	332	77,250
		107,101	1,144				(99,103)					59,570	8,206	76,918	332	77,250

The notes form an integral part of these unaudited condensed consolidated interim financial statements.

7

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

1.	Basis of preparation
1.1.	Statement of compliance and authorization of unaudited condensed consolidated interim financial statements

These unaudited condensed consolidated interim financial statements of Petróleo Brasileiro S.A. (“Petrobras” or “Company”) have been prepared and presented in accordance with IAS 34 – “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB). They present the significant changes in the period, avoiding repetition of certain notes to the annual consolidated financial statements previously reported. Hence, they should be read together with the Company’s audited annual consolidated financial statements for the year ended December 31, 2022, which include the full set of notes.

These unaudited condensed consolidated interim financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on August 3, 2023.

2.	Summary of significant accounting policies

The accounting policies and methods of computation followed in these unaudited condensed consolidated interim financial statements are the same as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2022.

Regarding the IFRS standards that became effective on January 1, 2023, their initial application did not result in material effects on these unaudited condensed consolidated interim financial statements.

3.	Cash and cash equivalents and marketable securities
3.1.	Cash and cash equivalents

They include cash, available bank deposits and short-term financial investments with high liquidity, which meet the definition of cash equivalents.

	06.30.2023	12.31.2022
Cash at bank and in hand	112	216
Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and other short-term deposits	778	2,763
Other investment funds	192	244
	970	3,007
- Abroad
Time deposits	5,471	2,388
Automatic investing accounts and interest checking accounts	3,794	2,365
Other financial investments	4	20
	9,269	4,773
Total short-term financial investments	10,239	7,780
Total cash and cash equivalents	10,351	7,996

Short-term financial investments in Brazil primarily consist of investments in funds holding Brazilian Federal Government Bonds that can be redeemed immediately, as well as reverse repurchase agreements that mature within three months as of the date of their acquisition. Short-term financial investments abroad comprise time deposits that mature in three months or less from the date of their acquisition, highly-liquid automatic investment accounts, interest checking accounts and other short-term fixed income instruments.

8

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

3.2.	Marketable securities
	06.30.2023	12.31.2022
Fair value through profit or loss	905	713
Amortized cost - Bank Deposit Certificates and time deposits	4,538	3,574
Amortized cost - others	53	50
Total	5,496	4,337
Current	2,304	2,773
Non-current	3,192	1,564

Marketable securities classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds (amounts determined by level 1 of the fair value hierarchy). These financial investments have maturities of more than three months.

Securities classified as amortized cost refer to investments in Brazil in post-fixed Bank Deposit Certificates with daily liquidity, with maturities between one and two years, and to investments abroad in time deposits with maturities of more than three months from the contracting date.

4.              Sales revenues

	Jan-Jun/2023	Jan-Jun/2022	Apr-Jun/2023	Apr-Jun/2022
Diesel	15,387	18,164	7,082	10,681
Gasoline	7,469	8,034	3,775	4,309
Liquefied petroleum gas	1,880	2,623	951	1,437
Jet fuel	2,508	2,391	1,102	1,400
Naphtha	908	1,335	430	724
Fuel oil (including bunker fuel)	547	718	261	352
Other oil products	2,212	2,890	1,128	1,615
Subtotal oil products	30,911	36,155	14,729	20,518
Natural gas	2,955	3,684	1,429	1,961
Oil	2,715	4,443	1,365	2,682
Renewables and nitrogen products	46	161	25	95
Breakage	438	274	218	170
Electricity	263	402	153	109
Services, agency and others	525	545	281	307
Domestic market	37,853	45,664	18,200	25,842
Exports	11,172	14,924	4,431	8,189
Oil	8,456	10,404	2,909	5,593
Fuel oil (including bunker fuel)	2,363	4,161	1,329	2,276
Other oil products	353	358	193	320
Sales abroad (1)	725	1,305	348	672
Foreign market	11,897	16,228	4,779	8,861
Sales revenues	49,750	61,892	22,979	34,703
(1) Sales revenues from operations outside of Brazil, including trading and excluding exports.

9

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Jun/2023	Jan-Jun/2022	Apr-Jun/2023	Apr-Jun/2022
Domestic market	37,853	45,664	18,200	25,842
China	3,475	3,120	982	1,549
Americas (except United States)	2,654	3,832	1,231	2,166
Europe	2,046	3,314	698	2,059
Asia (except China and Singapore)	1,539	960	730	461
United States	1,305	2,352	742	1,217
Singapore	876	2,647	395	1,407
Others	2	3	1	2
Foreign market	11,897	16,228	4,779	8,861
Sales revenues	49,750	61,892	22,979	34,703

In the six-month period ended June 30, 2023, sales to two clients of the refining, transportation and marketing segment represented individually 16% and 11% of the Company’s sales revenues. In the same period of 2022, one client of the same segment represented 14% of the Company’s sales revenues.

5.	Costs and expenses by nature
5.1.	Cost of sales
	Jan-Jun/2023	Jan-Jun/2022	Apr-Jun/2023	Apr-Jun/2022
Raw material, products for resale, materials and third-party services (1)	(12,782)	(13,769)	(5,687)	(8,008)
Depreciation, depletion and amortization	(4,952)	(5,344)	(2,556)	(2,782)
Production taxes	(5,477)	(8,093)	(2,694)	(4,029)
Employee compensation	(789)	(813)	(405)	(421)
Total	(24,000)	(28,019)	(11,342)	(15,240)
(1) It Includes short-term leases and inventory turnover.

5.2.	Selling expenses
	Jan-Jun/2023	Jan-Jun/2022	Apr-Jun/2023	Apr-Jun/2022
Materials, third-party services, freight, rent and other related costs	(2,048)	(1,948)	(1,022)	(1,000)
Depreciation, depletion and amortization	(304)	(417)	(154)	(217)
Allowance for expected credit losses	(17)	(14)	4	(6)
Employee compensation	(52)	(46)	(28)	(24)
Total	(2,421)	(2,425)	(1,200)	(1,247)

5.3.	General and administrative expenses
	Jan-Jun/2023	Jan-Jun/2022	Apr-Jun/2023	Apr-Jun/2022
Employee compensation	(473)	(414)	(244)	(216)
Materials, third-party services, rent and other related costs	(214)	(161)	(112)	(83)
Depreciation, depletion and amortization	(58)	(47)	(32)	(24)
Total	(745)	(622)	(388)	(323)

10

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

6.	Other income and expenses
	Jan-Jun/2023	Jan-Jun/2022	Apr-Jun/2023	Apr-Jun/2022
Unscheduled stoppages and pre-operating expenses	(1,099)	(889)	(600)	(513)
Pension and medical benefits – retirees	(577)	(491)	(296)	(253)
Losses with legal, administrative and arbitration proceedings	(531)	(557)	(277)	(298)
Performance award program	(271)	(247)	(131)	(129)
Profit sharing	(67)	(65)	(32)	(34)
Losses on decommissioning of returned/abandoned areas	(13)	(27)	(12)	(3)
Results from co-participation agreements in bid areas	28	2,872	-	2,872
Gains (losses) with commodities derivatives	69	(222)	(10)	(169)
Amounts recovered from Lava Jato investigation (1)	93	12	4	-
Government grants	176	199	72	125
Early termination and changes to cash flow estimates of leases	258	401	91	176
Reimbursements from E&P partnership operations	280	154	119	127
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	1,187	846	691	370
Others (2)	(479)	(119)	(97)	(82)
Total	(946)	1,867	(478)	2,189
(1) Through December 31, 2022, the amount recovered of US$ 1,618 was recognized through collaboration and leniency agreements entered into with individuals and legal entities.
(2) It includes, in the six-month period ended June 30, 2023, expenses with compensation for the termination of a vessel charter agreement in the amount of US$ 317.

7.	Net finance income (expense)
	Jan-Jun/2023	Jan-Jun/2022	Apr-Jun/2023	Apr-Jun/2022
Finance income	981	881	516	619
Income from investments and marketable securities (Government Bonds)	757	532	424	369
Other finance income	224	349	92	250
Finance expenses	(1,712)	(1,716)	(868)	(959)
Interest on finance debt	(1,053)	(1,223)	(512)	(693)
Unwinding of discount on lease liabilities	(758)	(624)	(400)	(334)
Discount and premium on repurchase of debt securities	−	(110)	−	(84)
Capitalized borrowing costs	589	535	318	297
Unwinding of discount on the provision for decommissioning costs	(431)	(267)	(219)	(137)
Other finance expenses	(59)	(27)	(55)	(8)
Foreign exchange gains (losses) and indexation charges	88	(1,767)	331	(2,858)
Foreign exchange gains (losses) (1)	2,320	781	1,523	(1,640)
Reclassification of hedge accounting to the Statement of Income (1)	(2,232)	(2,488)	(1,078)	(1,108)
Monetary restatement of anticipated dividends and dividends payable	(429)	(280)	(397)	(280)
Recoverable taxes inflation indexation income	95	45	31	24
Other foreign exchange gains and indexation charges, net	334	175	252	146
Total	(643)	(2,602)	(21)	(3,198)
(1) For more information, see notes 27.3a and 27.3c.

8.              Information by operating segment

In 2022, Petrobras implemented changes to its financial reporting system, according to the metric approved by the Executive Board. These changes did not change the allocation of Petrobras' reportable operating segments (E&P, RT&M and G&P). However, the measurement of certain components of the operating segments and of Corporate and other businesses was changed as following:

•	trade and other receivables, recoverable income taxes and other recoverable taxes, previously allocated to operating segments, are now presented in Corporate and other businesses. Expected credit losses are now also presented in Corporate and other businesses;
•	losses with commodity derivatives (within other income and expenses, net), previously presented in Corporate and other businesses, are now presented in operating segments;

11

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

•	general and administrative expenses related to logistics and fuel sales, previously presented in Corporate and other businesses, are now disclosed in the RT&M segment.

This information reflects the Company's current management model and is used by the Board of Executive Officers (Chief Operating Decision Maker - CODM) to make decisions regarding resource allocation and performance evaluation. In this context, the information by operating segment of the six-month period ended June 30, 2022 has been reclassified for comparative purposes, as follows:

Consolidated statement of income by operating segment - Jan-Jun/2022 reclassified
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas & Power (G&P)	Corporate and other businesses		Total
					Eliminations

Net income (loss) of the period disclosed in Jan-Jun/2022	18,756	4,748	153	(2,607)	(1,361)	19,689
Changes in the measurement	(1)	(178)	9	170	−	−
Net income (loss) of the period reclassified - Jan-Jun/2022	18,755	4,570	162	(2,437)	(1,361)	19,689

Consolidated statement of income by operating segment - Apr-Jun/2022 reclassified
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas & Power (G&P)	Corporate and other businesses	Eliminations	Total

Net income (loss) of the period disclosed in Apr-Jun/2022	10,802	2,761	394	(2,360)	(556)	11,041
Changes in the measurement	(2)	(129)	6	125	−	−
Net income (loss) of the period reclassified - Apr-Jun/2022	10,800	2,632	400	(2,235)	(556)	11,041

12

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

8.1.	Net income by operating segment
Consolidated statement of income by operating segment
Jan-Jun/2023
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas & Power (G&P)	Corporate and other businesses	Eliminations	Total
Sales revenues	30,452	45,899	5,621	163	(32,385)	49,750
Intersegments	29,940	840	1,601	4	(32,385)	−
Third parties	512	45,059	4,020	159	-	49,750
Cost of sales	(12,491)	(41,196)	(3,093)	(164)	32,944	(24,000)
Gross profit (loss)	17,961	4,703	2,528	(1)	559	25,750
Income (expenses)	(677)	(2,329)	(1,544)	(1,161)	(8)	(5,719)
Selling expenses	(12)	(1,044)	(1,335)	(22)	(8)	(2,421)
General and administrative expenses	(34)	(162)	(32)	(517)	-	(745)
Exploration costs	(348)	-	-	-	-	(348)
Research and development expenses	(251)	(14)	(1)	(60)	-	(326)
Other taxes	(354)	(1)	(19)	(155)	-	(529)
Impairment (losses) reversals	(18)	(416)	-	30	-	(404)
Other income and expenses, net	340	(692)	(157)	(437)	-	(946)
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	17,284	2,374	984	(1,162)	551	20,031
Net finance income (expense)	-	-	-	(643)	-	(643)
Results of equity-accounted investments	35	(55)	21	12	-	13
Net income / (loss) before income taxes	17,319	2,319	1,005	(1,793)	551	19,401
Income taxes	(5,878)	(808)	(333)	1,034	(187)	(6,172)
Net income (loss) for the period	11,441	1,511	672	(759)	364	13,229
Attributable to:
Shareholders of Petrobras	11,443	1,511	635	(784)	364	13,169
Non-controlling interests	(2)	-	37	25	-	60

13

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Jan-Jun/2022 - reclassified
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas & Power (G&P)	Corporate and other businesses	Eliminations	Total
Sales revenues	41,624	56,641	7,099	276	(43,748)	61,892
Intersegments	40,946	931	1,870	1	(43,748)	−
Third parties	678	55,710	5,229	275	-	61,892
Cost of sales	(15,852)	(48,334)	(5,251)	(272)	41,690	(28,019)
Gross profit (loss)	25,772	8,307	1,848	4	(2,058)	33,873
Income (expenses)	2,481	(1,651)	(1,690)	(1,181)	(7)	(2,048)
Selling expenses	(5)	(870)	(1,521)	(22)	(7)	(2,425)
General and administrative expenses	(24)	(131)	(34)	(433)	-	(622)
Exploration costs	(123)	-	-	-	-	(123)
Research and development expenses	(365)	(6)	(3)	(52)	-	(426)
Other taxes	(39)	(25)	(19)	(69)	-	(152)
Impairment (losses) reversals	(123)	(44)	1	(1)	-	(167)
Other income and expenses, net	3,160	(575)	(114)	(604)	-	1,867
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	28,253	6,656	158	(1,177)	(2,065)	31,825
Net finance income (expense)	-	-	-	(2,602)	-	(2,602)
Results of equity-accounted investments	108	176	59	(2)	-	341
Net income / (loss) before income taxes	28,361	6,832	217	(3,781)	(2,065)	29,564
Income taxes	(9,606)	(2,262)	(55)	1,344	704	(9,875)
Net income (loss) for the period	18,755	4,570	162	(2,437)	(1,361)	19,689
Attributable to:
Shareholders of Petrobras	18,757	4,570	110	(2,461)	(1,361)	19,615
Non-controlling interests	(2)	-	52	24	-	74

14

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated statement of income by operating segment
Apr-Jun/2023
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas & Power (G&P)	Corporate and other business	Eliminations	Total
Sales revenues	14,722	21,057	2,767	87	(15,654)	22,979
Intersegments	14,490	366	796	2	(15,654)	−
Third parties	232	20,691	1,971	85	-	22,979
Cost of sales	(6,112)	(19,328)	(1,626)	(87)	15,811	(11,342)
Gross profit (loss)	8,610	1,729	1,141	−	157	11,637
Income (expenses)	(554)	(1,151)	(765)	(686)	(3)	(3,159)
Selling expenses	(5)	(511)	(683)	2	(3)	(1,200)
General and administrative expenses	(18)	(84)	(17)	(269)	-	(388)
Exploration costs	(191)	-	-	-	-	(191)
Research and development expenses	(127)	(12)	-	(33)	-	(172)
Other taxes	(336)	105	(10)	(88)	-	(329)
Impairment (losses) reversals	(31)	(400)	-	30	-	(401)
Other income and expenses, net	154	(249)	(55)	(328)	-	(478)
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	8,056	578	376	(686)	154	8,478
Net finance income (expense)	-	-	-	(21)	-	(21)
Results of equity-accounted investments	18	(69)	17	12	-	(22)
Net income / (loss) before income taxes	8,074	509	393	(695)	154	8,435
Income taxes	(2,740)	(197)	(127)	540	(52)	(2,576)
Net income (loss) for the period	5,334	312	266	(155)	102	5,859
Attributable to:
Shareholders of Petrobras	5,335	312	247	(168)	102	5,828
Non-controlling interests	(1)	−	19	13	−	31

15

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated statement of income by operating segment
Apr-Jun/2022 - reclassified
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas & Power (G&P)	Corporate and other businesses	Eliminations	Total
Sales revenues	21,940	31,956	3,734	150	(23,077)	34,703
Intersegments	21,572	498	1,009	(2)	(23,077)	−
Third parties	368	31,458	2,725	152	-	34,703
Cost of sales	(8,176)	(26,787)	(2,366)	(147)	22,236	(15,240)
Gross profit (loss)	13,764	5,169	1,368	3	(841)	19,463
Income (expenses)	2,517	(1,037)	(807)	(576)	(3)	94
Selling expenses	(3)	(464)	(765)	(12)	(3)	(1,247)
General and administrative expenses	(12)	(68)	(18)	(225)	-	(323)
Exploration costs	(44)	-	-	-	-	(44)
Research and development expenses	(192)	(3)	-	(25)	-	(220)
Other taxes	(24)	(18)	(9)	(42)	-	(93)
Impairment (losses) reversals	(124)	(44)	-	-	-	(168)
Other income and expenses, net	2,916	(440)	(15)	(272)	-	2,189
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	16,281	4,132	561	(573)	(844)	19,557
Net finance income (expense)	-	-	-	(3,198)	-	(3,198)
Results of equity-accounted investments	57	(95)	30	(1)	-	(9)
Net income / (loss) before income taxes	16,338	4,037	591	(3,772)	(844)	16,350
Income taxes	(5,538)	(1,405)	(191)	1,537	288	(5,309)
Net income (loss) for the period	10,800	2,632	400	(2,235)	(556)	11,041
Attributable to:
Shareholders of Petrobras	10,801	2,632	374	(2,241)	(556)	11,010
Non-controlling interests	(1)	-	26	6	-	31

The amount of depreciation, depletion and amortization by segment is set forth as follows:

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas & Power (G&P)	Corporate and other businesses	Total

Jan-Jun/2023	4,704	1,159	254	56	6,173
Jan-Jun/2022	5,258	1,114	207	51	6,630

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas & Power (G&P)	Corporate and other businesses	Total

Apr-Jun/2023	2,489	601	130	29	3,249
Apr-Jun/2022	2,788	542	99	31	3,460

16

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

8.2.	Assets by operating segment
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas & Power (G&P)	Corporate and other business	Elimina-tions	Total

Consolidated assets by operating segment - 06.30.2023

Current assets	2,542	10,810	459	19,362	(4,783)	28,390
Non-current assets	129,083	23,628	6,418	18,005	−	177,134
Long-term receivables	7,857	2,078	101	15,435	−	25,471
Investments	399	1,028	160	57	−	1,644
Property, plant and equipment	118,005	20,396	6,074	2,157	−	146,632
Operating assets	103,840	17,431	3,746	1,722	−	126,739
Under construction	14,165	2,965	2,328	435	−	19,893
Intangible assets	2,822	126	83	356	−	3,387
Total assets	131,625	34,438	6,877	37,367	(4,783)	205,524

Consolidated assets by operating segment - 12.31.2022

Current assets	5,224	12,035	391	18,864	(5,264)	31,250
Non-current assets	111,110	22,396	7,193	15,242	−	155,941
Long-term receivables	6,351	1,811	94	12,964	−	21,220
Investments	379	977	173	37	−	1,566
Property, plant and equipment	101,875	19,496	6,851	1,947	−	130,169
Operating assets	92,087	16,851	4,808	1,585	−	115,331
Under construction	9,788	2,645	2,043	362	−	14,838
Intangible assets	2,505	112	75	294	−	2,986
Total assets	116,334	34,431	7,584	34,106	(5,264)	187,191

9.	Trade and other receivables
9.1.	Trade and other receivables
	06.30.2023	12.31.2022
Receivables from contracts with customers
Third parties	4,608	5,210
Related parties
Investees (note 28.1)	118	93
Subtotal	4,726	5,303
Other trade receivables
Third parties
Receivables from divestments and Transfer of Rights Agreement (1)	1,623	1,922
Lease receivables	378	394
Other receivables	584	765
Related parties
Petroleum and alcohol accounts - receivables from Brazilian Federal Government	682	602
Subtotal	3,267	3,683
Total trade and other receivables, before ECL	7,993	8,986
Expected credit losses (ECL) - Third parties	(1,621)	(1,533)
Expected credit losses (ECL) - Related parties	(3)	(3)
Total trade and other receivables	6,369	7,450
Current	4,366	5,010
Non-current	2,003	2,440
(1) As of June 30, 2023 it mainly refers to the receivables from the transactions of Atapu, Sépia, Carmópolis, Roncador, Miranga, Baúna, Pampo and Enchova, Breitener and Potiguar Group.

Trade and other receivables are generally classified as measured at amortized cost, except for receivables with final prices linked to changes in commodity price after their transfer of control, which are classified as measured at fair value through profit or loss, amounting to US$ 525 as of June 30, 2023 (US$ 470 as of December 31, 2022).

17

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

9.2.	Aging of trade and other receivables – third parties
	06.30.2023		12.31.2022
	Trade and other receivables	Expected credit losses	Trade and other receivables	Expected credit losses
Current	5,306	(54)	6,474	(39)
Overdue:
1-90 days	109	(37)	189	(48)
91-180 days	39	(35)	30	(27)
181-365 days	100	(62)	63	(51)
More than 365 days	1,639	(1,433)	1,535	(1,368)
Total	7,193	(1,621)	8,291	(1,533)

9.3.	Changes in provision for expected credit losses – third parties and related parties
	2023 Jan-Jun	2022 Jan-Jun
Opening balance	1,536	1,448
Additions	94	72
Write-offs	(33)	(21)
Reversals	(48)	(38)
Translation adjustment	75	51
Closing balance	1,624	1,512
Current	283	190
Non-current	1,341	1,322

10.	Inventories
	06.30.2023	12.31.2022
Crude oil	3,218	3,738
Oil products	2,893	3,278
Intermediate products	561	587
Natural gas and Liquefied Natural Gas (LNG)	126	135
Biofuels	13	14
Fertilizers	1	4
Total products	6,812	7,756
Materials, supplies and others	1,331	1,023
Total	8,143	8,779

In the six-month period ended June 30, 2023, the Company recognized a US$ 6 loss within cost of sales, adjusting inventories to net realizable value (a US$ 3 loss within cost of sales in the six-month period ended June 30, 2022), primarily due to changes in international prices of crude oil and oil products.

At June 30, 2023, the Company had pledged crude oil and oil products volumes as collateral for the Term of Financial Commitment (TFC) related to plans PPSP-R, PPSP-R Pre-70 and PPSP-NR Pre-70 signed by Petrobras and Petros Foundation in 2008, in the estimated amount of US$ 880, after deducting the partial early settlements.

18

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

11.	Trade payables
	06.30.2023	12.31.2022
Third parties in Brazil	3,574	3,497
Third parties abroad	1,849	1,935
Related parties	7	32
Total	5,430	5,464

12.	Taxes
12.1.	Income taxes
	Current assets		Current liabilities		Non-current liabilities
	06.30.2023	12.31.2022	06.30.2023	12.31.2022	06.30.2023	12.31.2022
Taxes in Brazil
Income taxes	199	160	144	2,505	−	−
Income taxes - Tax settlement programs	−	−	56	50	315	302
	199	160	200	2,555	315	302
Taxes abroad	4	5	370	328	−	−
Total	203	165	570	2,883	315	302

Reconciliation between statutory income tax rate and effective income tax rate

The following table provides the reconciliation of Brazilian statutory tax rate to the Company’s effective rate on income before income taxes:

	Jan-Jun/2023	Jan-Jun/2022	Apr-Jun/2023	Apr-Jun/2022
Net income before income taxes	19,401	29,564	8,435	16,350
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(6,597)	(10,051)	(2,868)	(5,559)
Adjustments to arrive at the effective tax rate:
Tax benefits from the deduction of interest on capital distributions	611	383	611	383
Different jurisdictional tax rates for companies abroad	101	394	(145)	203
Brazilian income taxes on income of companies incorporated outside Brazil (1)	(196)	(628)	(95)	(329)
Tax incentives	77	8	34	2
Tax loss carryforwards (unrecognized tax losses)	(17)	(1)	(12)	(10)
Non-taxable income (non-deductible expenses), net	4	68	(2)	44
Post-employment benefits	(178)	(186)	(101)	(44)
Results of equity-accounted investments in Brazil and abroad	11	120	-	(3)
Others	12	18	2	4
Income taxes	(6,172)	(9,875)	(2,576)	(5,309)
Deferred income taxes	(1,485)	(1,989)	(813)	(28)
Current income taxes	(4,687)	(7,886)	(1,763)	(5,281)
Effective tax rate of income taxes	31.8%	33.4%	30.5%	32.5%
(1) It relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.

Deferred income taxes - non-current

The changes in the deferred income taxes are presented as follows:

19

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Jun/2023	Jan-Jun/2022
Opening balance	(5,918)	(625)
Recognized in the statement of income for the period	(1,485)	(1,989)
Recognized in shareholders’ equity	(2,380)	(2,571)
Translation adjustment	(671)	(29)
Use of tax loss carryforwards	−	(1,137)
Others	25	4
Closing balance	(10,429)	(6,347)

The composition of deferred tax assets and liabilities is set out in the following table:

Nature	Realization basis	06.30.2023	12.31.2022
PP&E - Exploration and decommissioning costs	Depreciation, amortization and write-offs of assets	914	158
PP&E - Impairment	Amortization, impairment reversals and write-offs of assets	3,774	3,602
PP&E - depreciation methods and capitalized borrowing costs	Depreciation, amortization and write-offs of assets	(17,561)	(15,438)
Loans, trade and other receivables / payables and financing	Payments, receipts and considerations	(1,805)	810
Lease liabilities	Appropriation of the considerations	(305)	434
Provision for legal proceedings	Payments and use of provisions	1,055	885
Tax loss carryforwards	Taxable income compensation	953	914
Inventories	Sales, write-downs and losses	188	333
Employee Benefits	Payments and use of provisions	1,534	1,518
Others		824	866
Total		(10,429)	(5,918)
Deferred tax assets		671	832
Deferred tax liabilities		(11,100)	(6,750)

Uncertain tax treatments

Between April and July, 2023, the Company received additional charges from the Dutch tax authority, due to a final assessment on the calculation of the Corporate Income Tax (CIT) of subsidiaries in the Netherlands from 2018 to 2020, arising from the valuation for tax purposes of platforms and equipment nationalized under the Repetro tax regime, in the amount of US$ 490.

Tax treatments of certain subsidiaries from 2019 to 2022 have not yet been assessed by this tax authority. Any charges by the Dutch tax authority for those years, on a similar basis to the periods already assessed, could reach the amount of US$ 327. Thus, the total amount of these uncertain tax treatments is US$ 817.

The Company continues to defend its position but understands that it is not probable that the tax authority will fully accept this tax treatment. Thus, a liability was recognized with a corresponding effect in income taxes within the statement of income for the period, by means of the expected value method, constituted by the sum of amounts weighted by the probability of loss.

20

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

12.2.	Other taxes
	Current assets		Non-current assets		Current liabilities		Non-current liabilities (1)
	06.30.2023	12.31.2022	06.30.2023	12.31.2022	06.30.2023	12.31.2022	06.30.2023	12.31.2022
Taxes in Brazil
Current / Non-current ICMS (VAT)	725	716	541	473	927	699	−	−
Current / Non-current PIS and COFINS	326	378	2,699	2,362	121	28	118	89
Claim to recover PIS and COFINS	−	−	724	657	−	−	−	−
CIDE	−	1	−	−	−	5	−	−
Production taxes	−	−	−	−	1,815	1,996	149	114
Withholding income taxes	−	−	−	−	87	149	−	−
Others (2)	57	40	294	273	293	152	90	90
Total in Brazil	1,108	1,135	4,258	3,765	3,243	3,029	357	293
Taxes abroad	8	7	12	13	33	19	−	−
Total	1,116	1,142	4,270	3,778	3,276	3,048	357	293
(1) Other non-current taxes are classified within other non-current liabilities in the balance sheet.
(2) At June 30, 2023, it includes US$ 117 in current liabilities relating to export tax over crude oil, which was in effect from March 1 to June 30, 2023.

13.	Employee benefits

Employee benefits are all forms of consideration given by an entity in exchange for service rendered by employees or for the termination of employment. It also includes expenses with directors and management. Such benefits include salaries, post-employment benefits, termination benefits and other benefits.

	06.30.2023	12.31.2022
Liabilities
Short-term employee benefits	1,387	1,452
Termination benefits	167	192
Post-employment benefits	12,620	11,246
Total	14,174	12,890
Current	2,198	2,215
Non-current	11,976	10,675

13.1.	Short-term employee benefits
	06.30.2023	12.31.2022
Variable compensation program - PPP	322	489
Accrued vacation and 13th salary	714	505
Salaries and related charges and other provisions	279	327
Profit sharing	72	131
Total	1,387	1,452
Current	1,350	1,421
Non-current (1)	37	31
(1) Remaining balance relating to the four-year deferral of 40% of the PPP portion of executive officers and the upper management

The Company recognized the following amounts in the statement of income:

21

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Expenses recognized in the statement of income	Jan-Jun/2023	Jan-Jun/2022	Apr-Jun/2023	Apr-Jun/2022
Salaries, accrued vacations and related charges	(1,604)	(1,458)	(857)	(780)
Variable compensation program - PPP (1)	(271)	(247)	(131)	(129)
Profit sharing (1)	(67)	(65)	(32)	(34)
Management fees and charges	(5)	(5)	(3)	(2)
Total	(1,947)	(1,775)	(1,023)	(945)
(1) It includes adjustments to provisions related to previous years.

13.1.1.	Variable compensation programs

Performance award program (PPP)

As of June 30, 2023, the Company had paid US$ 557 regarding the PPP for 2022, since the related metrics relating to the Company’s and individual performances were achieved in 2022.

Regarding the PPP for 2023, the Company is revising the model for this program. However, due to the expectation of maintaining the program with a similar nature of 2022, in the six-month period ended June 30, 2023, the Company provisioned US$ 270 referring to this program for 2023 (US$ 247 for the same period of 2022), recorded in other income and expenses.

Profit Sharing (PLR)

In the six-month period ended June 30, 2023, the Company settled US$ 134 related to the PLR 2022, considering the current agreement for the PLR, approved by the Secretariat of Management and Governance of State-owned Companies (SEST), which provides that only employees without managerial functions will be entitled to receive profit sharing with individual limits according to their remuneration.

In the six-month period ended June 30, 2023, the Company provisioned US$ 67 referring to PLR for 2023 (US$ 65 for the same period of 2022), recorded in other income and expenses.

13.2.	Termination benefits

Termination benefits are employee benefits provided in exchange for the termination of labor contract as a result of either: i) the Company’s decision to terminate the labor contract before the employee’s normal retirement date; or ii) an employee’s decision to accept an offer of benefits in exchange for the termination of their employment.

The Company has voluntary severance programs (PDV), specific for employees of the corporate segment and of divestment assets, which provide for the same legal and indemnity advantages.

For the current programs, there are 11,745 adhesions accumulated through June 30, 2023 (11,688 through December 31, 2022).

Changes to the provisions for termination benefits are presented as follows:

	Jan-Jun/2023	Jan-Jun/2022
Opening Balance	192	349
Effects in the statement of income	(6)	4
Enrollments	4	4
Revision of provisions	(10)	−
Effects in cash and cash equivalents	(33)	(155)
Terminations in the period	(33)	(155)
Translation adjustment	14	26
Closing Balance	167	224
Current	70	123
Non-current	97	101

Recognition of the provision for expenses occur as employees enroll to the programs.

22

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The Company disburse the severance payments in two installments, one at the time of termination and the remainder one year after the termination.

As of June 30, 2023, from the balance of US$ 167, US$ 30 refers to the second installment of 565 retired employees and US$137 refers to 1,225 employees enrolled in voluntary severance programs with expected termination by September 2025.

13.3.	Employee benefits (post-employment)

The Company maintains a health care plan for its employees in Brazil (active and retiree) and their dependents (Saúde Petrobras), and five other major types of post-employment pension benefits (collectively referred to as “pension plans”).

The following table presents the balance of post-employment benefits:

	06.30.2023	12.31.2022
Liabilities
Health Care Plan - Saúde Petrobras	6,536	5,813
Petros Pension Plan - Renegotiated (PPSP-R)	3,940	3,606
Petros Pension Plan - Non-renegotiated (PPSP-NR)	1,140	1,041
Petros Pension Plan - Renegotiated - Pre-70 (PPSP-R Pre 70)	437	284
Petros Pension Plan - Non-renegotiated - Pre-70 (PPSP-NR Pre 70)	378	339
Petros 2 Pension Plan (PP-2)	189	163
Total	12,620	11,246
Current	778	719
Non-current	11,842	10,527

Health Care Plan

The health care plan is managed by Petrobras Health Association (Associação Petrobras de Saúde – APS), a nonprofit civil association, and includes prevention and health care programs. The plan covers all employees and retirees and is open to future employees.

Benefits are paid by the Company based on the costs incurred by the participants. The financial participation of the Company and the beneficiaries on the expenses are provided for in the Collective Bargaining Agreement (ACT), being 60% by the Company and 40% by the participants.

Pension plans

The management of the supplementary pension plans sponsored by the Company is under the responsibility of Fundação Petrobras de Seguridade Social – Petros, which was established by Petrobras as a non-profit, private legal entity with administrative and financial autonomy.

The net obligation with pension plans recorded by the Company is measured in accordance with the requirements of IFRS which has a different measurement methodology to that applicable to pension funds, regulated by the Conselho Nacional de Previdência Complementar - CNPC.

The table below presents the reconciliation of the deficit of Petros Plan registered by Petros Foundation as of December 31, 2022 with the net actuarial liability registered by the Company:

	PPSP-R (1)	PPSP-NR (1)
Deficit registered by Petros	330	341
Ordinary and extraordinary future contributions - sponsor	4,212	1,079
Contributions related to the TFC - sponsor	691	391
Financial assumptions (interest rate and inflation), changes in fair value of plan assets and actuarial valuation method	(1,343)	(431)
Net actuarial liability recorded by the Company	3,890	1,380
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

23

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

On March 29, 2023, the Deliberative Council of Petros approved the financial statements of the pension plans sponsored by the Company for the year ended December 31, 2022.

Deficit Settlement Plan 2021 referring to the PPSP-R plan

On November 10, 2022, Petros' Foundation Deliberative Council approved a plan to settle the deficit registered by the PPSP-R in 2021. On April 1, 2023, this plan was implemented, following a favorable decision held on March 17, 2023 by the SEST.

This deficit, amounting to US$ 1,676 (R$ 8,515 million) as of June 30, 2023, must be settled on an equal basis between sponsors and participants, of which US$ 790 (R$ 4,012 million) will be paid by Petrobras, during the lifetime of the plan. The deduction from the payroll of participants, relating to these extraordinary payments, began in April 2023.

13.3.1.	Changes in the actuarial liabilities recognized in the statement of financial position

Net actuarial liabilities represent the obligations of the Company, net of the fair value of plan assets (when applicable), at present value.

Changes in the actuarial liabilities related to pension and healthcare plans with defined benefit characteristics is presented as follows:

	Pension Plans			Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras
Balance at December 31, 2022	3,890	1,380	163	5,813	11,246
Recognized in the Statement of Income	242	82	15	420	759
Current service cost	5	1	5	71	82
Net interest	237	81	10	349	677
Recognized in Equity - other comprehensive income	109	−	−	−	109
Remeasurement effects (2)	109	−	−	−	109
Cash effects	(198)	(60)	(3)	(190)	(451)
Contributions paid	(184)	(54)	(3)	(190)	(431)
Payments related to Term of financial commitment (TFC)	(14)	(6)	−	−	(20)
Other changes	334	116	14	493	957
Others	−	−	−	1	1
Translation Adjustment	334	116	14	492	956
Balance at June 30, 2023	4,377	1,518	189	6,536	12,620
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(2) It relates to a complement of 2022.

24

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Pension Plans			Health Care Plan	Other plans	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras
Balance at December 31, 2021	4,050	1,169	165	4,485	11	9,880
Recognized in the Statement of Income	233	74	17	309	−	633
Current service cost	5	1	7	53	−	66
Net interest	228	73	10	256	−	567
Cash effects	(1,156)	(371)	−	(162)	−	(1,689)
Contributions paid	(141)	(47)	−	(162)	−	(350)
Payments related to Term of financial commitment (TFC)	(1,015)	(324)	−	−	−	(1,339)
Other changes	274	79	10	287	(10)	640
Others	−	−	1	1	(11)	(9)
Translation Adjustment	274	79	9	286	1	649
Balance at June 30, 2022	3,401	951	192	4,919	1	9,464
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

The net expense with pension and healthcare plans is presented below:

		Pension Plans		Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras
Related to active employees (cost of sales and expenses)	(24)	(4)	(7)	(147)	(182)
Related to retirees (other income and expenses)	(218)	(78)	(8)	(273)	(577)
Net costs for Jan-Jun/2023	(242)	(82)	(15)	(420)	(759)
Related to active employees (cost of sales and expenses)	(17)	(3)	(10)	(112)	(142)
Related to retirees (other income and expenses)	(216)	(71)	(7)	(197)	(491)
Net costs for Jan-Jun/2022	(233)	(74)	(17)	(309)	(633)
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

		Pension Plans		Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras
Related to active employees (cost of sales and expenses)	(12)	(2)	(4)	(75)	(93)
Related to retirees (other income and expenses)	(112)	(40)	(4)	(140)	(296)
Net costs for Apr-Jun/2023	(124)	(42)	(8)	(215)	(389)
Related to active employees (cost of sales and expenses)	(9)	(2)	(5)	(57)	(73)
Related to retirees (other income and expenses)	(111)	(36)	(4)	(102)	(253)
Net costs for Apr-Jun/2022	(120)	(38)	(9)	(159)	(326)
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

13.3.2.	Contributions

In the six-month period ended June 30, 2023, the Company contributed with US$ 451 (US$ 1,689 in the same period of 2022 , including US$ 1,339 related to Term of financial commitment) the defined benefit plans (reducing the balance of obligations of these plans, as presented in note 13.3.1), and with US$ 102 and US$ 1, respectively, to the defined contribution portions of PP-2 and PP-3 plans (US$ 90 for PP-2 and US$ 1 for PP-3 in the same period of 2022).

The contribution to the defined benefit portion of the PP-2, which had been suspended in July 2012, was restored in April 2023, pursuant to a decision by the Petros Foundation's Deliberative Council. Thus, a portion of the monthly contribution will be destined to risk coverage (payment of sickness allowance, reclusion allowance, lump sum death benefit and minimum guarantees) to reduce the balance of the actuarial liability.

25

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

14.           Provisions for legal proceedings, judicial deposits and contingent liabilities

14.1.	Provisions for legal proceedings

The Company recognizes provisions for legal, administrative and arbitral proceedings based on the best estimate of the costs for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•	Labor claims, in particular: (i) several individual and collective labor claims; (ii) opt-out claims related to a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; and (iii) actions of outsourced employees.
•	Tax claims including: (i) tax notices for alleged non-compliance with ancillary obligations; (ii) claims relating to benefits previously taken for Brazilian federal tax credits applied that were subsequently alleged to be disallowable; and (iii) claims for alleged non-payment of CIDE on imports of propane and butane.
•	Civil claims, in particular: (i) lawsuits related to contracts; (ii) administrative and judicial proceedings that discuss the difference in special participation and royalties in several fields; and (iii) penalties applied by the ANP - Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis), mainly relating to production measurement systems.
•	Environmental claims, specially: (i) fines relating to an environmental accident in the State of Paraná in 2000; (ii) fines relating to the Company’s offshore operation; and (iii) public civil action for oil spill in 2004 in Serra do Mar-São Paulo State Park.

Provisions for legal proceedings are set out as follows:

Non-current liabilities	06.30.2023	12.31.2022
Labor claims	810	737
Tax claims	536	466
Civil claims	1,868	1,504
Environmental claims	315	303
Total	3,529	3,010

	Jan-Jun/2023	Jan-Jun/2022
Opening Balance	3,010	2,018
Additions, net of reversals	335	396
Use of provision	(262)	(225)
Revaluation of existing proceedings and interest charges	188	161
Others	(5)	(5)
Translation adjustment	263	123
Closing Balance	3,529	2,468

In preparing its unaudited condensed consolidated interim financial statements for June 30, 2023, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

14.2.	Judicial deposits

Judicial deposits are set out in the table below according to the nature of the corresponding lawsuits:

26

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Non-current assets	06.30.2023	12.31.2022
Tax	9,450	7,876
Labor	986	907
Civil	2,715	2,089
Environmental	114	109
Others	70	72
Total	13,335	11,053

	Jan-Jun/2023	Jan-Jun/2022
Opening Balance	11,053	8,038
Additions	783	861
Use	(48)	(45)
Accruals and charges	571	386
Others	(6)	(9)
Translation adjustment	982	485
Closing Balance	13,335	9,716

14.3.	Contingent liabilities

The estimates of contingent liabilities are indexed to inflation and updated by applicable interest rates. Estimated contingent liabilities for which the possibility of loss is classified as possible are set out in the following table:

Nature	06.30.2023	12.31.2022
Tax	35,295	32,094
Labor	9,627	8,272
Civil	8,783	7,548
Environmental	1,501	1,257
Total	55,206	49,171

The main contingent liabilities are:

•	Tax matters comprising: (i) withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE), Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS) on remittances for payments of vessel charters; (ii) income from foreign subsidiaries and associates located outside Brazil not included in the computation of taxable income (IRPJ and CSLL); (iii) collection of customs taxes and fines related to imports under the Repetro regime in the Frade consortium; (iv) collection of ICMS involving several states; (v) collection of PIS and COFINS, resulting from the payment of taxes negotiated with the Brazilian Federal Government, excluding the payment of fines; and (vi) deduction from the PIS and COFINS tax base, including ship-or-pay agreements and chartering of aircraft and vessels.
•	Labor matters comprising mainly actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated.
•	Civil matters comprising mainly: (i) lawsuits related to contracts; (ii) administrative and legal proceedings challenging an ANP order requiring Petrobras to pay additional special participation fees and royalties (production taxes) with respect to several fields, including unitization; and (iii) regulation agencies fines, mainly ANP.
•	Environmental matters comprising indemnities for damages and fines related to the Company operation.
14.4.	Minimum Compensation Based on Employee's Position and Work Schedule (Remuneração Mínima por Nível e Regime - RMNR)

As of June 30, 2023, there are lawsuits related to the Minimum Compensation Based on Employee's Position and Work Schedule (RMNR), with the objective of reviewing its calculation criteria.

The RMNR consists of a minimum remuneration guaranteed to employees, based on salary level, work schedule and geographic location. This policy was created and implemented by Petrobras in 2007 through collective bargaining with union representatives, and was approved at employee meetings, and started being the subject of lawsuits three years after its implementation.

27

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

In 2018, the Brazilian Superior Labor Court (TST) ruled against the Company, which filed extraordinary appeals against its decision. Therefore, the Brazilian Supreme Federal Court (STF) suspended the effects of the decision issued by the TST and determined the national suspension of the ongoing proceedings related to the RMNR.

On July 29, 2021, a monocratic decision was published in which the STF’s Judge-Rapporteur granted an extraordinary appeal filed, accepting the Company's thesis and recognizing the validity of the collective bargaining agreement freely signed between Petrobras and the unions, reversing the decision of the TST.

In February 2022, the judgment of the appeals filed by the plaintiff and several amicus curiae was started. The judgment is currently underway in the First Panel of the Supreme Federal Court, with 3 votes in favor of the Company, confirming that there is an understanding of recognizing the merit of the collective bargaining agreement signed between the companies and the unions, and 1 vote against. After the dissenting vote was delivered, one of the ministers who had voted in favor of Petrobras requested additional time for analysis, thus the trial was suspended.

As of June 30, 2023, the balance of provisioned proceedings regarding RMNR amounts to US$ 176, while the contingent liabilities amount to US$ 7,859.

14.5.	Class actions and related proceedings

On January 23, 2017, Stichting Petrobras Compensation Foundation ("Foundation") filed a class action in the Netherlands, at the District Court of Rotterdam, against Petróleo Brasileiro S.A. – Petrobras, Petrobras International Braspetro B.V. (PIB BV), Petrobras Global Finance B.V. (PGF), Petrobras Oil & Gas B.V. (PO&G) and some former Petrobras managers. The Foundation alleges that it represents the interests of an unidentified group of investors and claims that, based on the facts revealed by Operation Lava-Jato, the defendants acted illegally before investors. On 26 May 2021, the District Court of Rotterdam decided that the class action must proceed and that the arbitration clause of Petrobras' bylaws does not prevent the Company's shareholders from having access to the Dutch Judiciary and being represented by the Stichting Petrobras Compensation Foundation (“Foundation”). However, investors who have already started arbitration against Petrobras or who are parties to legal proceedings in which the applicability of the arbitration clause has been definitively recognized are excluded from the action.

On July 26, 2023, the Court issued an intermediary decision on the merits, ordering the production of evidence, in relation to which the parties may express their views before the publication of the decision on the merits, which is appealable. In addition, the Court expressed in advance some understanding, which must be included in the decision on the merits, among which: (i) the requests made against PIB BV and PO&G were rejected and; (ii) the Court declared that Petrobras and the PGF acted illegally in relation to their investors.

The Court also confirmed that the Foundation cannot claim compensation under the class action, which will depend on the filing of subsequent actions by or on behalf of the investors by the Foundation itself, an opportunity in which Petrobras will be able to offer all the defenses already presented in the class action and others that it deems appropriate, including in relation to the occurrence and quantification of any damages, not yet proven. Considering the uncertainties that exist at the moment, it is not possible to make any reliable assessment regarding possible risks related to this dispute. The eventual restitution for the alleged damages will only be determined by judicial decisions in later actions to be brought by individual investors. Petrobras and the PGF deny the allegations made by the Foundation and will continue to defend themselves vigorously. For more information, see note 18.4.1 to the financial statements for the year ended December 31, 2022.

In relation to the arbitration in Argentina, the Argentine Supreme Court denied the appeal, but the Consumidores Damnificados Asociación Civil para su Defensa ("Association") filed a new appeal to the Argentine Supreme Court, which was also denied, thus the arbitration was sent to the Arbitration Court. This arbitration discusses Petrobras' liability for an alleged loss of market value of Petrobras' shares in Argentina, as a result of the Lava Jato Operation.

At the same time, the Association also filed a class action before the Civil and Commercial Court of Buenos Aires, Argentina, where Petrobras appeared on April 10, 2023. The Association claims Petrobras' responsibility for an alleged loss of market value of its securities in Argentina, as a result of allegations made within the scope of the Lava Jato Operation and its effects on the Company's financial statements prior to 2015. Such demand does not generate immediate financial and economic effects for Petrobras. The Company denies such allegations and will vigorously defend itself against the accusations made by the author of the collective action.

28

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Regarding criminal proceeding in Argentina related to an alleged fraudulent offer of securities, aggravated by the fact that Petrobras allegedly declared false data in its financial statements prior to 2015, the Court of Appeals revoked on October 21, 2021, the lower court decision that had recognized Petrobras' immunity from jurisdiction and recommended that the lower court judge take steps to certify whether the Company could be considered criminally immune in Argentina for further reassessment of the issue. Petrobras appealed against this decision, but the higher courts upheld the decision of the Court of Appeals. After carrying out the steps determined by the Court of Appeals, on May 30, 2023, the lower court denied the recognition of immunity from jurisdiction to Petrobras. Petrobras filed an appeal against this decision, which is still pending judgment. The Court of Appeals previously recognized that the Association could not act as a representative of financial consumers, due to the loss of its registration with the competent Argentine bodies, which was also the subject of an appeal upheld by the Court of Appeals on September 15, 2022, recognizing the Association the right to represent financial consumers. Petrobras presented other procedural defenses, still subject to assessment by the Argentine Court of Appeals. This criminal action is being processed before the Economic Criminal Court No. 2 of the City of Buenos Aires.

As for the other criminal action for alleged non-compliance with the obligation to publish “press release” in the Argentine market about the existence of a class action filed by Consumidores Damnificados Asociación Civil para su Defensa before the Commercial Court, there are no developments during the six-month period ended June 30, 2023.

The EIG Energy Fund XIV, L.P. and affiliates (“EIG”) filed a lawsuit against Petrobras, before the District Court of Columbia, United States, to recover alleged losses related to its investment in Sete Brasil Participações S.A. On August 8, 2022, the judge upheld EIG's claim as to Petrobras' responsibility for the alleged losses, which are recorded as provisions for legal proceedings, but denied the motion for summary judgment with respect to damages, whereby the award of compensation will be subject to the proof of damages by EIG at a hearing and to the consideration of the defenses by the Company. In the same decision, reflected in the unaudited condensed consolidated interim financial statements of the third quarter of 2022, the judge denied the request to dismiss the case based on Petrobras' immunity from jurisdiction, which is why an appeal was filed with the Federal Court of Appeals for the District of Columbia. Considering the filing of the appeal, Petrobras requested the suspension of the process, which was granted by the lower court judge on October 26, 2022.

On August 26, 2022, the District Court of Amsterdam granted a precautionary measure to block certain Petrobras assets in the Netherlands, at the request of EIG. This granting was based on the decision of the District Court of Columbia, on August 8, 2022, and was intended to ensure the satisfaction of EIG's claims contained in the aforementioned US lawsuit. For the purpose of this injunction, the District Court of Amsterdam limited EIG's claims to a total of US$ 297, although the US Court ruled that any award of damages would depend on evidence of damages by EIG at a trial hearing. There are some discussions about the scope of the assets blocked by EIG, but there is no related lawsuit pending in the Netherlands. This precautionary block does not prevent Petrobras and its subsidiaries from complying with their obligations to third parties.

14.6.	Arbitrations proposed by non-controlling Shareholders in Brazil

In the six-month period ended June 30, 2023, there were partial decisions which did not change the assessment and the available information on this proceeding. For more information, see explanatory note 18.5 to the financial statements for the year ended December 31, 2022.

14.7.	Legal proceedings - Compulsory Loan – Eletrobras

In the six-month period ended June 30, 2023, there were no events that changed the assessment on this proceeding. For more information, see explanatory note 18.6 to the financial statements for the year ended December 31, 2022.

14.8.	Lawsuits brought by natural gas distributors and others

In the six-month period ended June 30, 2023, there were no events that changed the assessment and information on lawsuits and arbitrations. For more information, see explanatory note 18.7 to the financial statements for the year ended December 31, 2022.

29

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

15.	Provision for decommissioning costs

The following table details the amount of the provision for decommissioning costs by producing area:

	06.30.2023	12.31.2022
Onshore	455	418
Shallow waters	4,844	4,399
Deep and ultra-deep post-salt	10,622	9,988
Pre-salt	4,182	3,795
	20,103	18,600

Changes in the provision for decommissioning costs are presented as follows:

Non-current liabilities	2023 Jan-Jun	2022 Jan-Jun
Opening balance	18,600	15,619
Adjustment to provision	19	37
Transfers related to liabilities held for sale (1)	−	(1,075)
Use of provisions	(458)	(404)
Interest accrued	414	246
Others	(8)	(4)
Translation adjustment	1,536	1,055
Closing balance	20,103	15,474
(1) In the six-month period ended June 30, 2022, it refers to the Golfinho and Camarupim Group (US$ 103), in Espírito Santo, the Albacora Leste Field (US$ 374), in Rio de Janeiro, the Norte Capixaba Group (US$ 32), in Espírito Santo state, and the Potiguar Group (US$ 566), in Rio Grande do Norte state.

16.	Other assets and liabilities

Assets	06.30.2023	12.31.2022
Escrow account and/ or collateral	1,056	1,087
Advances to suppliers	1,536	1,561
Prepaid expenses	482	363
Derivatives transactions	87	54
Assets related to E&P partnerships	108	71
Others	236	194
	3,505	3,330
Current	1,505	1,777
Non-current	2,000	1,553

Liabilities	06.30.2023	12.31.2022
Obligations arising from divestments	1,451	1,355
Contractual retentions	706	601
Advances from customers	565	906
Provisions for environmental expenses, research and development and fines	818	674
Other taxes	357	293
Unclaimed dividends	300	241
Derivatives transactions	48	147
Others	741	756
	4,986	4,973
Current	2,825	3,001
Non-current	2,161	1,972

30

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

17.	Property, plant and equipment
17.1.	By class of assets
	Land, buildings and improvement	Equipment and other assets (1)	Assets under construction (2)	Exploration and development costs (3)	Right-of-use assets	Total
Balance at December 31, 2022	2,538	55,147	14,838	38,434	19,212	130,169
Cost	4,343	105,429	23,938	67,581	29,670	230,961
Accumulated depreciation and impairment (4)	(1,805)	(50,282)	(9,100)	(29,147)	(10,458)	(100,792)
Additions	−	229	4,653	2	7,304	12,188
Decommissioning costs - Additions to / review of estimates	−	−	−	6	−	6
Capitalized borrowing costs	−	−	583	−	−	583
Signature Bonuses Transfers (5)	−	−	−	6	−	6
Write-offs	−	(181)	(17)	(35)	(151)	(384)
Transfers (6)	44	1,232	(1,344)	848	1	781
Transfers to assets held for sale	(16)	(52)	(7)	(25)	−	(100)
Depreciation, amortization and depletion	(42)	(2,372)	−	(2,207)	(2,524)	(7,145)
Impairment recognition	−	(180)	(266)	(1)	−	(447)
Impairment reversal	1	14	−	−	28	43
Translation adjustment	210	4,474	1,453	3,068	1,727	10,932
Balance at June 30, 2023	2,735	58,311	19,893	40,096	25,597	146,632
Cost	4,696	115,136	29,432	73,661	38,756	261,681
Accumulated depreciation and impairment (4)	(1,961)	(56,825)	(9,539)	(33,565)	(13,159)	(115,049)

Balance at December 31, 2021	2,383	53,126	16,922	35,847	17,052	125,330
Cost	4,080	98,085	25,954	61,906	26,382	216,407
Accumulated depreciation and impairment (4)	(1,697)	(44,959)	(9,032)	(26,059)	(9,330)	(91,077)
Additions	−	442	3,209	9	3,255	6,915
Decommissioning costs - Additions to / review of estimates	−	−	−	11	−	11
Capitalized borrowing costs	−	−	530	−	−	530
Signature Bonuses Transfers (5)	−	−	−	840	−	840
Write-offs	−	(723)	(963)	(614)	(1,389)	(3,689)
Transfers (6)	65	1,706	(4,095)	2,411	−	87
Transfers to assets held for sale	(13)	(1,857)	(343)	(1,248)	(8)	(3,469)
Depreciation, amortization and depletion	(44)	(2,369)	−	(2,680)	(2,268)	(7,361)
Impairment recognition	−	(48)	(18)	(42)	−	(108)
Impairment reversal	−	12	2	11	−	25
Translation adjustment	152	3,661	1,062	2,369	1,064	8,308
Balance at June 30, 2022	2,543	53,950	16,306	36,914	17,706	127,419
Cost	4,308	102,174	25,582	64,420	27,971	224,455
Accumulated depreciation and impairment (4)	(1,765)	(48,224)	(9,276)	(27,506)	(10,265)	(97,036)
(1) It is composed of production platforms, refineries, thermoelectric power plants, natural gas processing plants, pipelines, and other operating, storage and production plants, including subsea equipment for the production and flow of oil and gas, depreciated based on the units of production method.
(2) See note 8 for assets under construction by operating segment.
(3) It is composed of exploration and production assets related to wells, abandonment and dismantling of areas, signature bonuses associated with proved reserves and other costs directly associated with the exploration and production of oil and gas (oil and gas production properties).
(4) In the case of land and assets under construction, it refers only to impairment losses.
(5) Transfers from intangible assets. In 2023, it refers to the declaration of commerciality of the Manjuba field. In 2022, it relates to Sépia and Atapu.
(6) It includes mainly transfers between classes of assets and transfers from advances to suppliers.

The additions in right of use are mainly due to the entry into operation of FPSO Almirante Barroso and FPSO Anna Nery, and the respective effect on lease liabilities (note 25).

17.2.	Estimated useful life

The useful life of assets depreciated are shown below:

31

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Asset	Weighted average useful life in years
Buildings and improvement	40 (between 25 and 50)
Equipment and other assets	20 (3 to 31) - except assets by the units of production method
Exploration and development costs	Units of production method
Right-of-use	8 (between 2 and 47)

17.3.	Right-of-use assets

The right-of-use assets comprise the following underlying assets:

	Platforms	Vessels	Properties	Total
Balance at June 30, 2023	14,878	8,659	2,060	25,597
Cost	19,334	16,713	2,709	38,756
Accumulated depreciation and impairment	(4,456)	(8,054)	(649)	(13,159)
Balance at December 31, 2022	9,211	8,254	1,747	19,212
Cost	12,604	14,788	2,278	29,670
Accumulated depreciation and impairment	(3,393)	(6,534)	(531)	(10,458)

17.4.	Unitization agreements

Petrobras has Production Individualization Agreements (AIP) signed in Brazil with partner companies in E&P consortia, as well as contracts resulting from divestment operations and strategic partnerships related to these consortia. These agreements result in reimbursements payable to (or receivable from) partners regarding expenses and production volumes mainly related to Agulhinha, Albacora Leste, Berbigão, Budião Noroeste, Budião Sudeste, Caratinga, Sururu and Tartaruga.

The table below presents changes in the reimbursements payable relating to the execution of the AIP submitted to the approval of the ANP:

	Jan-Jun/2023	Jan-Jun/2022
Opening balance	407	364
Additions/(Write-offs) on PP&E	5	(37)
Other income and expenses	23	12
Translation adjustments	35	22
Closing balance	470	361

17.5.	Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. For the six-month period ended June 30, 2023, the capitalization rate was 6.89% p.a. (6.56% p.a. for the six-month period ended June 30, 2022).

32

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

18.	Intangible assets
18.1.	By class of assets
	Rights and Concessions (1)	Software	Goodwill	Total
Balance at December 31, 2022	2,523	439	24	2,986
Cost	2,578	1,560	24	4,162
Accumulated amortization and impairment	(55)	(1,121)	−	(1,176)
Addition	148	84	−	232
Capitalized borrowing costs	−	6	−	6
Write-offs	(35)	−	−	(35)
Transfers	−	1	−	1
Signature Bonuses Transfers (2)	(6)	−	−	(6)
Amortization	(2)	(46)	−	(48)
Translation adjustment	210	39	2	251
Balance at June 30, 2023	2,838	523	26	3,387
Cost	2,900	1,779	26	4,705
Accumulated amortization and impairment	(62)	(1,256)	−	(1,318)
Estimated useful life in years	(3)	5	Indefinite

Balance at December 31, 2021	2,695	308	22	3,025
Cost	2,744	1,321	22	4,087
Accumulated amortization and impairment	(49)	(1,013)	−	(1,062)
Addition	895	87	−	982
Capitalized borrowing costs	−	5	−	5
Write-offs	(11)	(1)	−	(12)
Transfers	(10)	(1)	−	(11)
Signature Bonuses Transfers (2)	(840)	−	−	(840)
Amortization	(2)	(35)	−	(37)
Impairment recognition	−	(1)	−	(1)
Translation adjustment	124	18	1	143
Balance at June 30, 2022	2,851	380	23	3,254
Cost	2,905	1,487	23	4,415
Accumulated amortization and impairment	(54)	(1,107)	−	(1,161)
Estimated useful life in years	(3)	5	Indefinite
(1) It comprises mainly signature bonuses (amounts paid in concession contracts for oil or natural gas exploration and production sharing), in addition to public service concessions, trademarks and patents and others.
(2) Transfers to PP&E. In 2023, it refers to the declaration of commerciality of the Manjuba field. In 2022, it relates to the Atapu and Sepia.
(3) Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

18.2.	ANP Bidding Result

Sudoeste de Sagitário, Água Marinha e Norte de Brava Blocks - 1st Cycle of Permanent Offer for Production Sharing

On December 16, 2022, the Company acquired the right to explore and produce oil and natural gas in Sudoeste de Sagitário, Água Marinha and Norte de Brava blocks in the 1st Cycle of Permanent Offer for Production Sharing, carried out by the ANP. In May 2023, the Production Sharing Agreements were signed and the signature bonus was recognized in intangible assets, in the amount of US$ 146 (R$ 729 million), paid as an advance in February 2023.

33

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

19.	Impairment
(Losses) / reversals	Jan-Jun/2023	Jan-Jun/2022	Apr-Jun/2023	Apr-Jun/2022
Property, plant and equipment	(404)	(83)	(401)	(84)
Intangible assets	−	(1)	−	−
Assets classified as held for sale	−	(83)	−	(84)
Impairment losses	(404)	(167)	(401)	(168)
Investments	1	(10)	−	(2)
Net effect within the statement of income	(403)	(177)	(401)	(170)
Losses	(453)	(218)	(428)	(208)
Reversals	50	41	27	38

The Company tests annually its assets for impairment or when there is an indication that their carrying amount may not be recoverable.

In the six-month period ended June 30, 2023, the Company recognized net impairment losses amounting to US$ 404, mainly arising from the assessment of the second refining unit of RNEST, which resulted in the recognition of a US$ 383 loss, mainly due to: (i) review of the scope for the implementation of logistics infrastructure, with an increase in necessary investments; (ii) increase in the discount rate to 7.4% p.a. (from 7.1% p.a. in December 2022); and (iii) appreciation of the real against the dollar on estimated future cash flows.

In the six-month period ended June 30, 2022, the Company recognized net impairment losses amounting to US$ 167, mainly due to:

•	definitive cessation of the operations of platform P-35, in the Marlim field, which led to the exclusion of this asset from the CGU North group and classification as a separate asset, resulting in the recognition of a US$ 52 impairment loss;
•	approval for the disposal of Golfinho group of fields, which comprises Golfinho field (which produces oil), Canapu field (which produces non-associated gas), and the exploratory block BM-ES-23. As a result, the Company assessed the recoverability of the carrying amount of these assets, considering the fair value net of disposal expenses, resulting in the recognition of a US$ 51 impairment loss;
•	approval for the disposal of LUBNOR Refinery, in the state of Ceará, separating it from the Downstream CGU. As a result, the Company assessed the recoverability of the carrying amount of the refinery, considering the fair value net of disposal expenses, resulting in the recognition of a US$ 44 impairment loss.

20.	Exploration and evaluation of oil and gas reserves

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (1)	Jan-Jun/2023	Jan-Jun/2022
Property plant and equipment
Opening Balance	1,876	2,376
Additions	158	95
Write-offs	(1)	(14)
Transfers	(44)	(42)
Translation adjustment	155	(259)
Closing Balance	2,144	2,156
Intangible Assets	2,713	2,734
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	4,857	4,890
(1) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

34

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

	Jan-Jun/2023	Jan-Jun/2022	Apr-Jun/2023	Apr-Jun/2022
Exploration costs recognized in the statement of income
Geological and geophysical expenses	(317)	(136)	(192)	(83)
Exploration expenditures written off (includes dry wells and signature bonuses)	(38)	(94)	(6)	(71)
Contractual penalties on local content requirements	7	108	7	110
Other exploration expenses	-	(1)	-	-
Total expenses	(348)	(123)	(191)	(44)
Cash used in:
Operating activities	317	(135)	192	(81)
Investment activities	306	(980)	241	(904)
Total cash used	623	(1,115)	433	(985)

In 2022, Petrobras approved the execution, with the ANP, of a Term of Conduct Adjustment (TAC) to offset local content fines related to:

•	22 concessions in which Petrobras has a 100% interest, located in the Barreirinhas, Campos, Espírito Santo, Parecis, Potiguar, Recôncavo, Santos, Sergipe-Alagoas and Solimões basins; and
•	18 concessions in which Petrobras operates in partnership with other concessionaires, located in the Almada, Campos, Espírito Santo, Mucuri, Parnaíba, Pelotas, Pernambuco-Paraíba, Potiguar, Recôncavo, Santos and Sergipe basins.

The TAC provides for the conversion of fines into investment commitments in the Exploration and Production segment with local content. As a result, all administrative proceedings related to the collection of fines arising from alleged non-compliance with local content in these concessions were closed, resulting in a US$ 127 gain for the reversal of this liability as of June 30, 2022.

As of June 30, 2023, under the terms of the agreement, Petrobras commits to investing US$ 280 (R$ 1,350 million) in local content by December 31, 2026.

21.	Collateral for crude oil exploration concession agreements

The Company has granted collateral to ANP in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of US$ 1,819 (US$ 1,748 as of December 31, 2022), which is still in force as of June 30, 2023, net of commitments undertaken. As of June 30, 2023, the collateral comprises future crude oil production capacity from previously identified producing fields already in production, pledged as collateral, in the amount of US$ 1,764 (US$ 1,648 as of December 31, 2022) and bank guarantees of US$ 55 (US$ 100 as of December 31, 2022).

35

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

22.	Investments
22.1.	Investments in associates and joint ventures
0	Joint Ventures	Associates (1)	Total
Balance at December 31, 2022	546	1,020	1,566
Investments	10	7	17
Restructuring, capital decrease and others	−	1	1
Results of equity-accounted investments	54	(41)	13
Translation adjustment	3	(104)	(101)
Other comprehensive income	−	206	206
Dividends	(57)	(1)	(58)
Balance at June 30, 2023	556	1,088	1,644
(1) It includes other investments.

	Joint Ventures	Associates (1)	Total
Balance at December 31, 2021	509	1,001	1,510
Investments	14	5	19
Transfer to assets held for sale	1	(59)	(58)
Restructuring, capital decrease and others	(1)	(14)	(15)
Results of equity-accounted investments	157	184	341
Translation adjustment	2	(16)	(14)
Other comprehensive income	1	144	145
Dividends	(105)	(106)	(211)
Balance at June 30, 2022	578	1,139	1,717
(1) It includes other investments.

23.	Disposal of assets and other transactions

The Company has an active portfolio, which takes into account opportunities of partnerships, acquisition of assets and disposal of non-strategic assets in several areas in which it operates, whose development of transactions also depends on conditions beyond the control of the Company.

On April 3, 2023, the Company’s Board of Executive Officers informed that the revision of divestment processes will be carried out within the scope of the adjustments to be made to the Strategic Plan.

On June 1, 2023, the Company’s Board of Directors approved the strategic factors to be considered in the 2024-2028 Strategic Plan.

The major classes of assets and related liabilities classified as held for sale are shown in the following table:

				06.30.2023	12.31.2022
	E&P	RT&M	Corporate and other businesses	Total	Total
Assets classified as held for sale
Inventories	-	31	−	31	21
Investments	-	−	−	-	-
Property, plant and equipment	347	23	−	370	3,587
Others	-	1	−	1	-
Total	347	55	−	402	3,608
Liabilities on assets classified as held for sale
Finance debt	-	-	134	134	133
Provision for decommissioning costs	290	-	-	290	1,332
Total	290	−	134	424	1,465

36

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

23.1.	Sales pending closing at June 30, 2023

The assets and liabilities corresponding to the transactions signed in previous periods which are pending closing are classified as held for sale at June 30, 2023:

i.	sale of the Lubrificantes e Derivados de Petróleo do Nordeste (LUBNOR) refinery and its associated logistics assets, located in the state of Ceará; and
ii.	sale of the Company's entire interest in a set of maritime concessions called Golfinho and Camarupim groups of fields, in deep waters of the post-salt layer, located in the Espírito Santo Basin.

For more information on these transactions (which are subject to certain conditions precedent), see note 30.1 of the Company's consolidated financial statements of 2022.

From January to June 2023, no new contracts were signed.

23.2.	Sales closed in the six-month period ended June 30, 2023
Transaction	Acquirer	Signature date (S) Closing date (C)	Sale amount (*)	Gain/ (loss) (**)	Further infor-mation
Sale of its entire interest in Albacora Leste producing field, located in the Campos Basin	Petro Rio Jaguar Petróleo LTDA (PetroRio), a subsidiary of Petro Rio S.A.	April 2022 (S) January 2023 (C)	1,928	557	a
Sale of the Company's entire interest in a set of four onshore production fields, with integrated facilities, located in the state of Espírito Santo, jointly called Norte Capixaba group of fields	Seacrest Petróleo SPE Norte Capixaba Ltda., a wholly-owned subsidiary of Seacrest Exploração e Produção de Petróleo Ltda.	February 2022 (S) April 2023 (C)	474	342	b
Sale of the Company's entire interest (100%) in a set of 22 production onshore and shallow water fields, together with their associated infrastructure, located in the Potiguar Basin, in the state of Rio Grande do Norte, jointly called Potiguar group of fields	3R Potiguar S.A., a wholly-owned subsidiary of 3R Petroleum Óleo e Gás S.A.	January 2022 (S) June 2023 (C)	1,445	464	c
Total			3,847	1,363
(*) The amount of "Proceeds from disposal of assets" in the Statement of Cash Flows is composed of amounts received this period, including installments of operations from previous years, and advances referring to operations not completed.
(**) Recognized in “Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control” within other income and expenses (note 6).

a)	Sale of Albacora Leste field

The transaction was closed after the fulfillment of conditions precedent, with the receipt, in cash, of US$ 1,635, including price adjustments provided for in the contract, in addition to US$ 293 received at the transaction signing. In addition, Petrobras is expected to receive up to US$ 250 in contingent payments provided for in the contract, depending on future Brent prices.

b)	Sale of Norte Capixaba group of fields

The transaction was closed with the receipt of US$ 427, including price adjustments provided for in the contract, in addition to US$ 36 received at the transaction signing. In addition, there is up to US$ 66 in contingent payments for Petrobras provided for in the contract, depending on future Brent prices, of which the Company recognized US$ 11 as a receivable in April 2023.

c)	Sale of Potiguar group of fields

The transaction was closed with the receipt of US$ 1,100, including price adjustments provided for in the contract, in addition to US$ 110 received at the transaction signing. The Company will also receive US$ 235 in 4 equal annual installments starting March 2024.

37

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

23.3.	Contingent assets from disposed investments and other transactions

Some disposed assets and other agreements provide for receipts subject to contractual clauses, especially related to the Brent variation in transactions related to E&P assets.

The transactions that may generate revenue recognition, accounted for within other income and expenses, are presented below:

Transaction	Closing date	Amounts subject to recognition	Assets recognized in 2023	Assets recognized in previous periods

Sales in previous years
Riacho da Forquilha group of fields	December 2019	62	7	28
Pampo and Enchova group of fields	July 2020	650	−	180
Baúna field	November 2020	285	−	132
Ventura group of fields	July 2021	43	−	43
Miranga group of fields	December 2021	85	−	55
Cricare group of fields	December 2021	118	−	22
Peroá group of fields	August 2022	43	−	10
Papa-Terra field	December 2022	90	1	15
Sales in the period
Albacora Leste field	January 2023	250	−	−
Norte Capixaba group of fields	April 2023	66	11	-
Surplus volume of the Transfer of Rights Agreement
Sepia and Atapu	April 2022	5,244	25	693
Total			44	1,178

24.	Finance debt
24.1.	Balance by type of finance debt
In Brazil	06.30.2023	12.31.2022
Banking market	1,304	1,285
Capital market	3,198	2,896
Development banks (1)	735	723
Others	3	4
Total	5,240	4,908
Abroad
Banking market	7,471	8,387
Capital market	14,165	14,061
Export credit agency	2,190	2,443
Others	162	155
Total	23,988	25,046
Total finance debt	29,228	29,954
Current	4,129	3,576
Non-current	25,099	26,378
(1) It includes BNDES, FINAME and FINEP

Current finance debt is composed of:

38

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	06.30.2023	12.31.2022
Short-term debt	9	−
Current portion of long-term debt	3,626	3,111
Accrued interest on short and long-term debt	494	465
Total	4,129	3,576

The capital market balance is mainly composed of US$ 13,544 in global notes issued abroad by the wholly owned subsidiary PGF, as well as US$ 2,059 in debentures and US$ 977 in commercial notes issued by Petrobras in reais in Brazil.

The balance in global notes has maturities between 2024 to 2115 and does not require collateral. Such financing was carried out in dollars, euros and pounds, 87%, 2% and 11%, of the total global notes, respectively.

The debentures and the commercial notes, with maturities between 2024 and 2037, do not require collateral and are not convertible into shares or equity interests.

On June 30, 2023, there were no default, breach of covenants or adverse changes in clauses that would result in changes to the payment terms of loan and financing agreements. There was no change in the guarantees required in relation to December 31, 2022.

24.2.	Changes in finance debt
	In Brazil	Abroad	Total
Balance at December 31, 2022	4,907	25,047	29,954
Proceeds from finance debt	12	50	62
Repayment of principal (1)	(208)	(1,237)	(1,445)
Repayment of interest (1)	(144)	(846)	(990)
Accrued interest (2)	212	877	1,089
Foreign exchange/ inflation indexation charges	82	(173)	(91)
Translation adjustment	398	268	666
Modification of contractual cash flows	(17)	−	(17)
Balance at June 30, 2023	5,242	23,986	29,228

	In Brazil	Abroad	Total
Balance at December 31, 2021	4,517	31,183	35,700
Proceeds from finance debt	-	330	330
Repayment of principal (1)	(177)	(5,186)	(5,363)
Repayment of interest (1)	(125)	(790)	(915)
Accrued interest (2)	201	953	1,154
Foreign exchange/ inflation indexation charges	109	(532)	(423)
Translation adjustment	293	275	568
Balance at June 30, 2022	4,818	26,233	31,051
(1) It includes pre-payments.
(2) It includes premium and discount over notional amounts, as well as gains and losses by modifications in contractual cash flows.

In the six-month period ended June 30, 2023, the Company repaid several finance debts, in the amount of US$ 2,486.

The Company carried out an exchange operation under the terms of a debt in the domestic banking market in the amount of US$ 519, changing the term from 2024 to 2030. The modification of the contractual terms was not substantial and resulted in a gain of US$17 per modification.

39

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

24.3.	Reconciliation with cash flows from financing activities
			Jan-Jun/2023			Jan-Jun/2022
	Proceeds from finance debt	Repayment of principal	Repayment of interest	Proceeds from finance debt	Repayment of principal	Repayment of interest
Changes in finance debt	62	(1,445)	(990)	330	(5,363)	(915)
Repurchase of debt securities		−	−		(110)	−
Deposits linked to finance debt (1)		(37)	(14)		(4)	(1)
Net cash used in financing activities	62	(1,482)	(1,004)	330	(5,477)	(916)
(1) Deposits linked to finance debt with China Development Bank, with semiannual settlements in June and December.

24.4.	Summarized information on current and non-current finance debt
Maturity in	2023	2024	2025	2026	2027	2028 onwards	Total (1)	Fair Value

Financing in U.S.Dollars (US$):	1,714	3,237	2,568	1,528	2,463	10,021	21,531	21,582
Floating rate debt (2)	1,514	2,678	1,933	1,143	1,740	652	9,660
Fixed rate debt	200	559	635	385	723	9,369	11,871
Average interest rate p.a.	6.6%	6.8%	6.1%	6.3%	5.9%	6.6%	6.6%
Financing in Brazilian Reais (R$):	284	536	238	482	135	3,566	5,241	5,402
Floating rate debt (3)	90	43	146	146	42	1,984	2,451
Fixed rate debt	194	493	92	336	93	1,582	2,790
Average interest rate p.a.	6.2%	7.1%	6.9%	6.7%	7.0%	6.8%	6.8%
Financing in Euro (€):	−	29	296	−	−	599	924	901
Fixed rate debt	−	29	296	−	−	599	924
Average interest rate p.a.	−	4.7%	4.7%	−	−	4.7%	4.7%
Financing in Pound Sterling (£):	35	16	−	587	−	894	1,532	1,387
Fixed rate debt	35	16	−	587	−	894	1,532
Average interest rate p.a.	6.2%	6.3%	−	6.2%	−	6.5%	6.3%
Total as of June 30, 2023	2,033	3,818	3,102	2,597	2,598	15,080	29,228	29,272
Average interest rate	6.5%	6.7%	6.2%	6.3%	6.1%	6.6%	6.6%
Total as of December 31, 2022	3,576	3,943	3,079	2,523	2,892	13,941	29,954	29,853
Average interest rate	6.7%	6.5%	6.1%	6.2%	6.0%	6.6%	6.5%
(1)The average maturity of outstanding debt as of June 30, 2023 is 12.12 years (12.07 years as of December 31, 2022).
(2) Operations with variable index + fixed spread.
(3) Operations with variable index + fixed spread, if applicable.

The fair value of the Company's finance debt is mainly determined and categorized into a fair value hierarchy as follows:

Level 1- quoted prices in active markets for identical liabilities, when applicable, amounting to US$ 13,196 of June 30, 2023 (US$ 13,061 of December 31, 2022); and

Level 2 – discounted cash flows based on discount rate determined by interpolating spot rates considering financing debts indexes proxies, taking into account their currencies and also Petrobras’ credit risk, amounting to US$ 16,076 as of June 30, 2023 (US$ 16,792 as of December 31, 2022).

Regarding the Interest Rate Benchmark Reform (IBOR Reform), there will be a need to amend all the Company's contracts referenced in these indexes, considering the end of the publication of LIBOR (London Interbank Offered Rate) in dollars (US$), of one, three and six months, on June 30, 2023.

As of June 30, 2023, 27.9% of the Company's finance debt is originally indexed to LIBOR. Throughout July 2023, there were renegotiations for contractual amendments so that the SOFR (Secured Overnight Financing Rate) was established as the new index, with the CSA (Credit Spread Adjustment) indicated by the regulatory bodies serving as a parameter. As the renegotiations of current contracts are being carried out under market conditions, the Company does not expect that there will be material effects when this process is completed.

40

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The renegotiations were carried out only to change the LIBOR index and are necessary as a direct consequence of the reform of the reference interest rate, as well as the renegotiated cash flows which are economically equivalent to the previous basis. Thus, the change will be prospective with the recognition of interest at the new index in the periods applicable to the changes made.

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 27.3.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

Maturity	2023	2024	2025	2026	2027	2028 and thereafter	06.30.2023	12.31.2022
Principal	1,525	3,831	3,199	2,675	2,670	15,921	29,821	31,703
Interest	974	1,861	1,556	1,381	1,152	17,469	24,392	24,815
Total	2,499	5,692	4,755	4,056	3,822	33,390	54,213	56,518

A maturity schedule of the lease arrangements (nominal amounts) is set out in note 25.

24.5.	Lines of credit
						06.30.2023
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad
PGT BV	Syndicate of banks	12/16/2021	11/16/2026	5,000	−	5,000
PGT BV (1)	Syndicate of banks	3/27/2019	2/27/2026	2,050	−	2,050
Total				7,050	−	7,050

In Brazil
Petrobras	Banco do Brasil	3/23/2018	9/26/2026	415	−	415
Petrobras	Banco do Brasil	10/4/2018	9/5/2025	415	−	415
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	68	−	68
Total				898	−	898
(1) On June 30, 2023, Petrobras reduced part of the Revolving Credit Facility to US$ 2,050 compared to the US$ 3,250 contracted in 2019. Thus, US$ 2,050 will be available for withdrawal from July 1st, 2023, to February 27, 2026.

25.	Lease liabilities

Changes in the balance of lease liabilities are presented below:

	In Brazil	Abroad	Total
Balance at December 31, 2022	6,020	17,825	23,845
Remeasurement / new contracts	738	6,067	6,805
Payment of principal and interest	(1,040)	(1,822)	(2,862)
Interest expenses	237	531	768
Foreign exchange losses	(234)	(1,620)	(1,854)
Translation adjustment	486	1,555	2,041
Balance at June 30, 2023	6,207	22,536	28,743
Current			6,209
Non-current			22,534

41

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	In Brazil	Abroad	Total
Balance at December 31, 2021	4,604	18,439	23,043
Remeasurement / new contracts	962	548	1,510
Payment of principal and interest	(784)	(1,897)	(2,681)
Interest expenses	162	481	643
Foreign exchange losses	(152)	(1,177)	(1,329)
Translation adjustment	262	1,114	1,376
Transfers	−	(36)	(36)
Balance at June 30, 2022	5,054	17,472	22,526
Current			5,224
Non-current			17,302

A maturity schedule of the lease arrangements (nominal amounts) is set out as follows:

Nominal Future Payments	2023	2024	2025	2026	2027	2028 onwards	Total
Balance at June 30, 2023	3,415	5,712	4,344	3,135	2,659	22,766	42,031
Balance at December 31, 2022	5,710	4,621	3,380	2,394	2,122	14,498	32,725

In certain contracts, there are variable payments and terms of less than 1 year recognized as an expense:

	06.30.2023	06.30.2022
Variable payments	588	598
Up to 1 year maturity	51	83

Variable payments x fixed payments	21%	22%

At June 30, 2023, the nominal amounts of lease agreements for which the lease term has not commenced, as they relate to assets under construction or not yet available for use, is US$ 72,994 (US$ 79,913 at December 31, 2022).

The sensitivity analysis of financial instruments subject to exchange variation is presented in note 27.3.

26.	Equity
26.1.	Share capital (net of share issuance costs)

As of June 30, 2023 and December 31, 2022, subscribed and fully paid share capital, net of issuance costs, was US$ 107,101, represented by 7,442,454,142 common shares and 5,602,042,788 preferred shares, all of which are registered, book-entry shares with no par value.

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

As of June 30, 2023 and December 31, 2022, the Company held treasury shares, in the amount of US$ 2, of which 222,760 are common shares and 72,909 are preferred shares.

26.2.	Distributions to shareholders

Dividends relating to 2022

On April 27, 2023, the Annual General Shareholders Meeting approved dividends relating to 2022, amounting to US$ 43,187 (US$ 3.3106 per outstanding share). This amount includes US$ 36,323 anticipated during 2022 (updated by SELIC interest rate from the date of each payment to December 31, 2022) and US$ 6,864 of complementary dividends (US$ 0.5262 per outstanding share) which was accounted for as additional dividends proposed as of December 31, 2022.

These complementary dividends were reclassified from shareholders' equity to liabilities on the date of approval on the Annual General Shareholders Meeting. The first and second installments were paid on May 19 and June 16, 2023, respectively, while the third and final installment will be paid on December 27, 2023, all of them including the update by the SELIC interest rate from December 31, 2022 to the date of payment.

42

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Anticipation of dividends relating to 2023

On May 11, 2023, the Board of Directors approved the distribution of remuneration to shareholders in the total amount of US$ 4,970 (R$ 24,700 million), equivalent to US$ 0.3810 (R$ 1.8936) per common and preferred shares, based on the result for the period from January to March 2023 (interim), as shown in the following table:

	Date of approval	Date of record	Amount per common and preferred share	Amount
Interim dividends	05.11.2023	06.12.2023	0.2465	3,215
Interim interest on capital	05.11.2023	06.12.2023	0.1345	1,755
Total distributions to shareholders			0.3810	4,970

These dividends and interest on capital will be paid in 2 equal installments of US$ 2,485, on August 18 and September 20, 2023. They will be updated by the SELIC interest rate from the date of each payment to the end of the fiscal year and will be considered when determining the remaining dividends to be paid relating to 2022 when the annual amounts are calculated.

This anticipation of interest on capital resulted in a deductible expense which reduced the income tax expense by US$ 611. This amount was subject to withholding income tax (IRRF) of 15%, except for immune and exempt shareholders, as established in applicable law.

Dividends payable

As of June 30, 2023, the balance of dividends payable relates to third and last installment of complementary dividends of 2022, monetarily restated based on the SELIC interest rate, and to the anticipation of dividends relating to the first quarter of 2023.

Changes in dividends payable, within current liabilities, are set out below:

	Jan-Jun/2023	Jan-Jun/2022
Consolidated opening balance of dividends payable	4,171	−
Opening balance of dividends payable to non-controlling shareholders	(2)	−
Opening balance of dividends payable to shareholders of Petrobras	4,169	−
Additions relating to complementary dividends	6,864	6,688
Additions relating to anticipated dividends	4,970	9,683
Payments made	(10,397)	(12,429)
Monetary restatement (1)	427	298
Transfers to unclaimed dividends	(45)	(56)
Withholding income taxes over interest on capital and monetary restatement (2)	(200)	(133)
Translation adjustment	608	575
Closing balance of dividends payable to shareholders of Petrobras	6,396	4,626
Closing balance of dividends payable to non-controlling shareholders	−	7
Consolidated closing balance of dividends payable	6,396	4,633
(1) It includes US$ 343 over dividends paid and US$ 84 over dividends payable.
(2) It includes US$ 36 over dividends paid and US$ 164 over dividends approved in the first quarter of 2023.

In the six-month period ended June 30, 2023, Petrobras paid the second installment of anticipated dividends of 2022 and the two installments relating to the complementary dividends of 2022, monetarily restated based on the SELIC interest rate from December 31, 2022 to the payment dates.

Unclaimed dividends

As of June 30, 2023, the balance of dividends not claimed by shareholders of Petrobras is US$ 300 recorded as other current liabilities, as described in note 16 (US$ 241 as of December 31, 2022). The payment of these dividends was not carried out due to the lack of registration data for which the shareholders are responsible with the custodian bank for the Company's shares and with Petrobras.

43

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Jun/2023	Jan-Jun/2022
Changes in unclaimed dividends
Opening balance	241	86
Transfers from dividends payable	(7)	(56)
Prescription	45	−
Translation adjustment	21	(30)
Closing Balance	300	−

26.3.	Earnings per share
		Jan-Jun/2023			Jan-Jun/2022
	Common	Preferred	Total	Common	Preferred	Total
Net income attributable to shareholders of Petrobras	7,513	5,656	13,169	11,191	8,424	19,615
Weighted average number of outstanding shares	7,442,231,382	5,601,969,879	13,044,201,261	7,442,231,382	5,601,969,879	13,044,201,261
Basic and diluted earnings per share - in U.S. dollars	1.01	1.01	1.01	1.50	1.50	1.50
Basic and diluted earnings (losses) per ADS equivalent - in U.S. dollars (*)	2.02	2.02	2.02	3.00	3.00	3.00

		Apr-Jun/2023			Apr-Jun/2022
	Common	Preferred	Total	Common	Preferred	Total
Net income attributable to shareholders of Petrobras	3,325	2,503	5,828	6,282	4,728	11,010
Weighted average number of outstanding shares	7,442,231,382	5,601,969,879	13,044,201,261	7,442,231,382	5,601,969,879	13,044,201,261
Basic and diluted earnings per share - in U.S. dollars	0.45	0.45	0.45	0.84	0.84	0.84
Basic and diluted earnings (losses) per ADS equivalent - in U.S. dollars (*)	0.90	0.90	0.90	1.68	1.68	1.68
(*) Petrobras' ADSs are equivalent to two shares.

Basic earnings per share are calculated by dividing the net income attributable to shareholders of Petrobras by the weighted average number of outstanding shares during the period.

Diluted earnings per share are calculated by adjusting the net income attributable to shareholders of Petrobras and the weighted average number of outstanding shares during the period taking into account the effects of all dilutive potential shares (equity instrument or contractual arrangements that are convertible into shares).

Basic and diluted earnings are identical as the Company has no potentially dilutive shares.

27.	Risk management

The Company presents a sensitivity analysis of factors relating to its corporate risk management process. The possible and remote scenarios are related to events with low and very low probability of occurrence, respectively. The period of application of the sensitivity analysis is one year, except for operations with commodity derivatives, for which a three-month period is applied, due to the short-term nature of these transactions.

27.1.	Derivative financial instruments

A summary of the positions of the derivative financial instruments held by the Company and recognized in other current assets and liabilities as of June 30, 2023 , as well as the amounts recognized in the statement of income and other comprehensive income and the guarantees given is set out as follows:

44

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

		Statement of Financial Position
				Fair value
	Notional value		Asset Position (Liability)		Maturity
	06.30.2023	12.31.2022	06.30.2023	12.31.2022
Derivatives not designated for hedge accounting
Future contracts - total (1)	1,809	683	(12)	(40)
Long position/Crude oil and oil products	10,380	9,058	−	-	2023
Short position/Crude oil and oil products	(8,571)	(8,375)	−	-	2023
Swap (2)					−
Short position/ Soybean oil	(10)	(3)	(2)	−	2023
Forward contracts (3)
Short position/Foreign currency forwards (BRL/USD)	(9)	−	−	-	2023
Swap (3)		-		−
Swap - CDI X IPCA	R$ 3,008	R$ 3,008	61	(16)	2029/2034
Foreign currency / Cross-currency Swap	US$ 729	US$ 729	(20)	(64)	2024/2029
Total recognized in the Statement of Financial Position			27	(120)
(1) Notional value in thousands of bbl.
(2) Notional value in thousands of tons.
(3) Amounts in US$ and R$ are presented in million.

	Gains/ (losses) recognized in the statement of income
	Jan-Jun/2023	Jan-Jun/2022	Apr-Jun/2023	Apr-Jun/2022
Commodity derivatives
Other commodity derivative transactions - Note 27.2 (a)	69	(222)	(10)	(169)
Recognized in Other Income and Expenses	69	(222)	(10)	(169)
Currency derivatives
Swap Pounds Sterling x Dollar	−	(156)	−	(126)
Swap CDI x Dollar - Note 27.3 (b)	78	147	62	(22)
Others	−	−	1	−
	78	(9)	63	(148)
Interest rate derivatives
Swap - CDI X IPCA	47	(16)	40	(15)
	47	(16)	40	(15)
Cash flow hedge on exports -Note 27.3 (a)	(2,232)	(2,488)	(1,078)	(1,108)
Recognized in Net finance income (expense)	(2,107)	(2,513)	(975)	(1,271)
Total	(2,038)	(2,735)	(985)	(1,440)

	Gains/ (losses) recognized in other comprehensive income
	Jan-Jun/2023	Jan-Jun/2022	Apr-Jun/2023	Apr-Jun/2022
Cash flow hedge on exports - Note 26.3 (a)	7,104	7,561	4,482	(5,415)

	Guarantees given as collateral
	06.30.2023	12.31.2022
Commodity derivatives	52	96
Total	52	96

A sensitivity analysis of the derivative financial instruments for the different types of market risks as of June 30, 2023 is set out as follows:

45

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Financial Instruments	Risk	Probable Scenario	Reasonably possible scenario	Remote Scenario
Derivatives not designated for hedge accounting
Future and forward contracts	Crude oil and oil products - price changes	-	(92)	(184)
Future and forward contracts	Soybean oil - price changes	-	(3)	(5)
Forward contracts	Foreign currency - depreciation BRL x USD	-	(1)	(1)
		−	(96)	(190)

The probable scenario uses market references, used in pricing models for oil, oil products and natural gas markets, and takes into account the closing price of the asset on June 30, 2023. Therefore, no variation is considered arising from outstanding operations in this scenario. The reasonably possible and remote scenarios reflect the potential effects on the statement of income from outstanding transactions, considering a variation in the closing price of 20% and 40%, respectively. To simulate the most unfavorable scenarios, the variation was applied to each asset according to open transactions: price decrease for long positions and increase for short positions.

27.2.	Risk management of products prices

The Company is usually exposed to commodity price cycles, although it may use derivative instruments to hedge exposures related to prices of products purchased and sold to fulfill operational needs and in specific circumstances depending on business environment analysis and assessment of whether the targets of the Strategic Plan are being met.

a)	Other commodity derivative transactions

Petrobras, by use of its assets, positions and market knowledge from its operations in Brazil and abroad, occasionally seeks to optimize some of its commercial operations in the international market, with the use of commodity derivatives to manage price risk.

27.3.	Foreign exchange risk management
a)	Cash Flow Hedge involving the Company’s future exports

The carrying amounts, the fair value as of June 30, 2023, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 4,8192 exchange rate are set out below:

		Present value of hedging instrument notional value at 06.30.2023
Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	US$ million	R$ million
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	July 2023 to June 2033	65,472	315,523

Changes in the present value of hedging instrument notional value	US$ million	R$ million
Amounts designated as of December 31, 2022	62,119	324,121
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	15,874	80,388
Exports affecting the statement of income	(3,547)	(18,145)
Principal repayments / amortization	(8,974)	(45,515)
Foreign exchange variation	-	(25,326)
Amounts designated as of June 30, 2023	65,472	315,523
Nominal value of hedging instrument (finance debt and lease liability) at June 30, 2023	79,394	382,618

In the six-month period ended June 30, 2023, the Company recognized a US$ 228 gain within foreign exchange gains (losses) due to ineffectiveness (a US$ 83 loss in the same period of 2022).

The average ratio of future exports for which cash flow hedge accounting was designated to the highly probable future exports is 54.5%.

46

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

A roll-forward schedule of cumulative foreign exchange losses recognized in other comprehensive income as of June 30, 2023 is set out below:

	Exchange rate variation	Tax effect	Total
Balance at December 31, 2022	(26,527)	9,020	(17,507)
Recognized in Other comprehensive income	4,872	(1,657)	3,215
Reclassified to the statement of income - occurred exports	2,232	(760)	1,472
Balance at June 30, 2023	(19,423)	6,603	(12,820)

	Exchange rate variation	Tax effect	Total
Balance at December 31, 2021	(36,621)	12,452	(24,169)
Recognized in Other comprehensive income	5,073	(1,725)	3,348
Reclassified to the statement of income - occurred exports	2,488	(846)	1,642
Balance at June 30, 2022	(29,060)	9,881	(19,179)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecasted export prices and export volumes following a revision of the Company’s strategic plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in the Strategic Plan 2023-2027, would not indicate a reclassification from equity to the statement of income.

A schedule of expected reclassification of cumulative foreign exchange losses recognized in other comprehensive income to the statement of income as of June 30, 2023 is set out below:

	2023	2024	2025	2026	2027	2028	2029 a 2033	Total
Expected realization	(4,017)	(6,516)	(3,572)	(2,549)	(3,190)	(1,681)	2,101	(19,424)

b)	Information on ongoing contracts

As of June 30, 2023, the Company has outstanding swap contracts - IPCA x CDI and CDI x Dollar.

Swap contracts – IPCA x CDI and CDI x Dollar

In September 2019, Petrobras contracted a cross currency swap aiming to protect against exposure arising from the 7th issuance of debentures, settled on October 9, 2019, for the total notional amount of US$ 367 for IPCA x CDI operations, maturing in September 2029 and September 2034, and US$ 240 for CDI x U.S. Dollar operations, maturing in September 2024 and September 2029.

In July 2022, the Company approved a repurchase plan for these debentures, to hold them in treasury or resell them. At June 30, 2023, only an immaterial amount of this debt had been effectively repurchased. Thus, the position in this swap remains unchanged.

Changes in interest rate forward curves (CDI interest rate) may affect the Company's results, due to the market value of these swap contracts. In preparing a sensitivity analysis for these curves, a parallel shock on this curve was estimated based on the average maturity of these swap contracts, in the scope of the Company’s Risk Management Policy. For possible and remote scenarios, the effects of 40% (400 b.p.) and 80% (800 b.p.) variations, respectively, on the interest rate forward curves were estimated. The effects of this sensitivity analysis, keeping all other variables remaining constant, are shown in the following table:

	Possible Result	Remote Result
SWAP Exchange rate (IPCA x USD)	(10)	(19)

47

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The methodology used to calculate the fair value of this swap operation consists of calculating the future value of the operations, using rates agreed in each contract and the projections of the forward curves, IPCA coupon and foreign exchange coupon, discounting to present value using the risk-free rate. Curves are obtained from Bloomberg based on forward contracts traded in stock exchanges.

The mark-to-market is adjusted to the credit risk of the financial institutions, which is not relevant in terms of financial volume, since the Company deals in contracts with highly rated banks.

c)	Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out below, showing the probable scenario for foreign exchange risk on financial instruments, computed based on external data along with reasonably possible and remote scenarios (20% and 40% changes in the foreign exchange rates prevailing on June 30, 2023, respectively), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies. This analysis only covers the exchange rate variation and maintains all other variables constant.

Risk	Financial Instruments	Exposure at 06.30.2023	Probable Scenario (1)	Reasonably possible scenario	Remote Scenario
Dollar/Real	Assets	6,771	254	1,354	2,708
	Liabilities	(98,351)	(3,690)	(19,670)	(39,340)
	Exchange rate - Cross currency swap	(624)	(23)	(125)	(250)
	Cash flow hedge on exports	65,472	2,456	13,094	26,189
	Total	(26,732)	(1,003)	(5,347)	(10,693)

Euro/Dollar	Assets	1,361	43	272	544
	Liabilities	(2,410)	(77)	(482)	(964)
	Total	(1,049)	(34)	(210)	(420)

Pound/Dollar	Assets	1,577	12	315	631
	Liabilities	(3,069)	(23)	(614)	(1,228)
	Total	(1,492)	(11)	(299)	(597)

Pound/Real	Assets	1	−	−	−
	Liabilities	(28)	(1)	(6)	(11)
	Total	(27)	(1)	(6)	(11)

Euro/Real	Assets	4	−	1	2
	Liabilities	(11)	(1)	(2)	(5)
	Total	(7)	(1)	(1)	(3)

Peso/Dollar	Assets	27	(14)	(5)	(8)
	Total	27	(14)	(5)	(8)
Total at June 30, 2023		(29,280)	(1,064)	(5,868)	(11,732)
(1) At June 30, 2023, the probable scenario was computed based on the following risks: R$ x U.S. Dollar - a 3.75% depreciation of the Real; Euro x Dollar: a 3.1% appreciation of the Euro; Pound Sterling x U.S. Dollar: a 0.72% appreciation of the Pound Sterling; Real x Euro: a 6.9% depreciation of the Real; Real x Pound Sterling - a 4.5% depreciation of the Real; and Peso x U.S. Dollar - a 95.6% depreciation of the Peso. Source: Focus and Thomson Reuters.
27.4.	Interest rate risk management

The Company considers that interest rate risk does not create a significant exposure and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations faced by certain subsidiaries of Petrobras.

The sensitivity analysis of interest rate risk presented in the table below is carried out for a twelve-month term. Amounts referring to reasonably possible and remote scenarios mean the total floating interest expense if there is a variation of 40% and 80% in these interest rates, respectively, maintaining all other variables constant.

The following table presents the amounts to be disbursed by Petrobras with the payment of interest related to debts with floating interest rates at June 30, 2023:

48

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Risk	Probable Scenario (1)	Reasonably possible scenario	Remote Scenario
LIBOR 3M	12	16	19
LIBOR 6M	603	845	1,086
SOFR 3M (2)	91	118	146
SOFR 6M (2)	17	24	31
CDI	112	157	202
TJLP	56	79	101
IPCA	78	110	141
	969	1,349	1,726
(1) The probable scenario was calculated considering the quotations of currencies and floating rates to which the debts are indexed.
(2) It represents the Secured Overnight Financing Rate.

27.5.	Liquidity risk management

The possibility of a shortage of cash to settle the Company’s obligations on the agreed dates is managed by the Company. The Company mitigates its liquidity risk by defining reference parameters for treasury management and by periodically analyzing the risks associated to the projected cash flow, quantifying its main risks through Monte Carlo simulations. These risks include oil prices, exchange rates, gasoline and diesel international prices, among others. In this way, the Company is able to predict cash needs for its operational continuity and for the execution of its strategic plan.

In this context, even these unaudited condensed consolidated interim financial statements presenting negative net working capital, the Company does not believe it presents liquidity risk.

Additionally, the Company maintains revolving credit facilities contracted as a liquidity reserve to be used in adverse scenarios (see note 24.5). The Company regularly assesses market conditions and may enter into transactions to repurchase its own securities or those of its subsidiaries, through a variety of means, including tender offers, make whole exercises and open market repurchases, in order to improve its debt repayment profile and cost of debt.

27.6.	Fair value of financial assets and liabilities
	Level I	Level II	Level III	Total fair value recorded
Assets
Interest rate derivatives	-	61	-	61
Balance at June 30, 2023	-	61	-	61
Balance at December 31, 2022	−	−	−	−

Liabilities
Foreign currency derivatives	-	(20)	-	(20)
Commodity derivatives	(12)	(2)	-	(14)
Balance at June 30, 2023	(12)	(22)	-	(34)
Balance at December 31, 2022	(40)	(81)	−	(121)

The fair value of other financial assets and liabilities is presented in the respective notes: 3 – Marketable securities; 9 – Trade and other receivables; and 24 – Finance debt (estimated amount).

The fair values of cash and cash equivalents, current debt and other financial assets and liabilities are equivalent or do not differ significantly from their carrying amounts.

28.	Related party transactions

The Company has a policy for related party transactions, which is annually revised and approved by the Board of Directors in accordance with the Company’s by-laws.

49

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The related-party transactions policy also aims to ensure an adequate and diligent decision-making process for the Company’s key management.

28.1.	Transactions with joint ventures, associates, government entities and pension plans

The Company has engaged, and expects to continue to engage, in the ordinary course of business in numerous transactions with joint ventures, associates, pension plans, as well as with the Company’s controlling shareholder, the Brazilian Federal Government, which include transactions with banks and other entities under its control, such as financing and banking, asset management and other transactions.

The balances of significant transactions are set out in the following table:

		06.30.2023		12.31.2022

	Assets	Liabilities	Assets	Liabilities
Joint ventures and associates
Petrochemical companies (associates)	40	2	21	10
Other associates and joint ventures	78	5	72	21
Subtotal	118	7	93	31
Brazilian government – Parent and its controlled entities
Government bonds	1,830	−	1,689	−
Banks controlled by the Brazilian Government	13,992	1,812	11,811	1,567
Petroleum and alcohol account - receivables from the Brazilian Government	682	−	602	−
Brazilian Federal Government (1)	−	2,208	−	1,422
Pré-Sal Petróleo S.A. – PPSA	−	64	−	57
Others	92	88	58	71
Subtotal	16,596	4,172	14,160	3,117
Petros	79	211	56	301
Total	16,793	4,390	14,309	3,449
Current	2,679	2,734	2,603	2,119
Non-Current	14,114	1,656	11,706	1,330
(1) It includes amounts related to lease liabilities.

The income/expenses of significant transactions are set out in the following table:

	2023	2022	2023	2022
	Jan-Jun	Jan-Jun	Apr-Jun	Apr-Jun
Joint ventures and associates
State-controlled gas distributors (joint ventures) (1)	−	1,196	−	622
Petrochemical companies (associates)	1,704	2,457	815	1,332
Other associates and joint ventures	20	89	11	60
Subtotal	1,724	3,742	826	2,014
Brazilian government – Parent and its controlled entities
Government bonds	107	93	54	51
Banks controlled by the Brazilian Government	(18)	(30)	(24)	(51)
Petroleum and alcohol account - receivables from the Brazilian Government	28	46	17	27
Brazilian Federal Government	(142)	(77)	(125)	(77)
Pré-Sal Petróleo S.A. – PPSA	(133)	(171)	(23)	(132)
Others	(109)	(5)	(70)	(16)
Subtotal	(267)	(144)	(171)	(198)
Petros	(9)	−	(5)	−
Total	1,448	3,598	650	1,816
Revenues, mainly sales revenues	1,714	3,800	820	2,019
Purchases and services	4	5	2	1
Income (expenses)	(242)	(245)	(94)	(156)
Foreign exchange and inflation indexation charges, net	(214)	(31)	(171)	(43)
Finance income (expenses), net	186	69	93	(5)
Total	1,448	3,598	650	1,816
(1) In July 2022, the Company disposed its entire interest in Gaspetro.

50

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The liability related to pension plans of the Company's employees and managed by the Petros Foundation, including debt instruments, is presented in note 13.

28.2.	Compensation of key management personnel

The criteria for compensation of members of the Board of Directors and the Board Executive Officers is based on the guidelines established by the Secretariat of Management and Governance of the State-owned Companies (SEST) of the Ministry of Management and Innovation in Public Services, and by the MME. The total compensation is set out as follows:

		Jan-Jun/2023			Jan-Jun/2022
	Executive Officers	Board of Directors	Total	Executive Officers	Board of Directors	Total
Wages and short-term benefits	1.4	−	1.4	1.3	−	1.3
Social security and other employee-related taxes	0.4	−	0.4	0.4	−	0.4
Post-employment benefits (pension plan)	0.1	−	0.1	0.2	−	0.2
Benefits due to termination of tenure	0.5	−	0.5	0.1	−	0.1
Total compensation recognized in the statement of income	2.4	−	2.4	2.0	−	2.0
Total compensation paid (1)	5.2	−	5.2	4.1	−	4.1
Monthly average number of members in the period	9.00	11.00	20.00	9.00	11.00	20.00
Monthly average number of paid members in the period	9.00	5.67	14.67	9.00	2.83	11.83
(1) It includes Variable Compensation Program (PPP) for Executive Officers.

In the six-month period ended June 30, 2023, expenses related to compensation of the board members and executive officers of Petrobras amounted to US$ 5.7 (US$ 5.8 for the same period of 2022).

The compensation of the Advisory Committees to the Board of Directors is separate from the fixed compensation set for the Board Members and, therefore, has not been classified under compensation of Petrobras’ key management personnel.

In accordance with Brazilian regulations applicable to companies controlled by the Brazilian Federal Government, Board members who are also members of the Statutory Audit Committees are only compensated with respect to their Audit Committee duties. The total compensation concerning these members was US$ 221 thousand for the six-month period ended June 30, 2023 (US$ 266 thousand with tax and social security costs). For the same period of 2022, the total compensation concerning these members was US$ 340 thousand (US$ 408 thousand with tax and social security costs).

On April 27, 2023, the Company’s Annual Shareholders’ Meeting set the threshold for the overall compensation for executive officers and board members at US$ 8.9, R$ 44.99 million, from April 2023 to March 2024 (US$ 7.6, R$ 39.59 million, from April 2022 to March 2023, approved on April 13, 2022).

29.	Supplemental information on statement of cash flows
	Jan-Jun/2023	Jan-Jun/2022
Amounts paid/received during the period:
Withholding income tax paid on behalf of third-parties	679	604
Transactions not involving cash
Purchase of property, plant and equipment on credit	−	19
Lease	7,249	3,168
Provision for decommissioning costs	6	10
Use of tax credits and judicial deposit for the payment of contingency	51	1,137
Remeasurement of property, plant and equipment acquired in previous periods	12	38

The balance of Cash and cash equivalents in the Statements of Cash Flows includes amounts related to assets classified as held for sale, as shown in the reconciliation below:

51

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Jun/2023	Jan-Jun/2022
Reconciliation of the balance at the beginning of the period
Cash and cash equivalents in statements of financial position	7,996	10,467
Cash and cash equivalents classified as assets held for sale	−	13
Cash and cash equivalents according to Statements of Cash Flows (opening balance)	7,996	10,480
Reconciliation of the balance at the end of the period
Cash and cash equivalents in statements of financial position	10,351	16,287
Cash and cash equivalents classified as assets held for sale	−	7
Cash and cash equivalents according to Statements of Cash Flows (closing balance)	10,351	16,294

29.1.	Reconciliation of Depreciation, depletion and amortization with Statements of Cash Flows
	Jan-Jun/2023	Jan-Jun/2022
Depreciation of Property, plant and equipment	7,145	7,361
Amortization of Intangible assets	48	37
Capitalized depreciation	(940)	(696)
Depreciation of right of use - recovery of PIS/COFINS	(80)	(72)
Depreciation, depletion and amortization in the Statements of Cash Flows	6,173	6,630

30.	Subsequent events

Global notes offering in the international capital market

On July 3, 2023, Petrobras, through its wholly owned subsidiary Petrobras Global Finance B.V. (PGF), concluded the global notes offering in the international capital market, in the amount of US$ 1,250, maturing in 2033 with a 6.625% p.a. yield to investors.

Debentures repurchase program

On July 15, 2023, Petrobras ended its 1st Debenture Repurchase Plan. Since the creation of the program until July 15, 2023, the Company has repurchased a total of 244,334 debentures, in the amount of US$ 52, among the papers of the 5th, 6th and 7th issuances, equivalent to 3.0% of the total amount of outstanding debentures.

Revision of the Shareholder Remuneration Policy

On July 28, 2023, the Company’s Board of Directors approved a revision on the Shareholder Remuneration Policy, where the main changes are the following:

•	the Company will distribute to shareholders 45% (previously 60%) of the free cash flow, which consists of the difference between net cash provided by operating activities and the sum of cash used in the acquisition of PP&E and intangibles assets, and cash used in the acquisition of equity interests, calculated in Brazilian reais (previously the Company’s free cash flow did not deduct the acquisition of equity interests);
•	share repurchase, aiming at canceling these shares, becomes a remuneration to shareholders. Thus, the amounts related to share repurchase will be deducted from the result of 45% of the free cash flow in each quarter; and
•	the maximum threshold for the gross debt (comprising current and non-current finance debt and lease liability) will be that one established in each Strategic Plan. The 2023-2027 Strategic Plan states the maximum threshold is US$ 65,000.

Distribution of remuneration to shareholders

On August 3, 2023, Petrobras’s Board of Directors approved the distribution of remuneration to shareholders in the amount of US$ 3,072, or R$ 14,992 million (US$ 0.2355 per outstanding preferred and common shares, or R$ 1.1493), based on the net income for the three-month period ended June 30, 2023, as presented in the following table:

52

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Date of approval	Date of record	Amount per Share	Amount
Interim dividends	08.03.2023	08.21.2023	0.1606	2,095
Interim interest on capital	08.03.2023	08.21.2023	0.0749	977
Total distribution to shareholders			0.2355	3,072

These dividends and interest on capital will be paid in two equal installments, on November 21, 2023 and December 15, 2023, and will be deducted from the remuneration that will be distributed to shareholders relating to the fiscal year 2023. The amounts will be adjusted by the SELIC rate from the date of payment of each installment until the end of the referred fiscal year, on December 31, 2023.

Share Repurchase Program

On August 3, 2023, the Board of Directors approved a Share Repurchase Program, for the acquisition of up to 157.8 million preferred shares issued by the Company, on the Brazilian Stock Exchange (B3), to be held in treasury with subsequent cancellation, without reduction of share capital. This program will be carried in the scope of the revised Shareholder Remuneration Policy, approved on July 28, 2023, within a maximum period of 12 months.

53

KPMG Auditores Independentes Ltda.

Rua do Passeio, 38 - Setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400

kpmg.com.br

Report of independent registered public accounting firm

The Shareholders and Board of Directors of

Petróleo Brasileiro S.A. - Petrobras

Results of Review of Condensed Consolidated Interim Financial Statements

We have reviewed the condensed consolidated statement of financial position of Petróleo Brasileiro S.A. - Petrobras and subsidiaries (the “Company”) as of June 30, 2023, the related condensed consolidated statements of income and comprehensive income for the three-month and six-month periods ended June 30, 2023 and 2022, the related condensed consolidated statements of changes in shareholders’ equity and cash flows for the six-month periods ended June 30, 2023 and 2022, and the related notes (collectively, the condensed consolidated interim financial statements). Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements for it to be in accordance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2022, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended (not presented herein); and in our report dated March 29, 2023, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated statement of financial position as of December 31, 2022, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

Basis for Review Results

These condensed consolidated interim financial statements are the responsibility of the Company’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our reviews in accordance with the standards of the PCAOB. A review of condensed consolidated interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

/s/ KPMG Auditores Independentes Ltda.

Rio de Janeiro - RJ

August 3, 2023

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

54

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer